SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2022 to March 31, 2022)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment: 1. Financial Statements in accordance with K-IFRS

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1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic) (1)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range) (2)
Corporate bonds	February 2020	A+	NICE Information Service Co., Ltd. (AAA ~ D)
June 2020
May 2021
February 2022
	February 2020	A+	Korea Investors Service, Inc. (AAA ~ D)
June 2020
March 2021
August 2021
February 2022
	February 2020	A+	Korea Ratings Corporation (AAA ~ D)
May 2020
April 2021
September 2021

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

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C.	Capitalization

(1)	Change in capital stock (as of March 31, 2022)

There were no changes to our issued capital stock during the reporting period ended March 31, 2022.

(2)	Convertible bonds (as of March 31, 2022)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion		Outstanding Bonds			Notes
							Conversion Ratio	Conversion Price	Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~19,165	813,426,670,000	(1)	42,443,343	Listed on Singapore Stock Exchange
Total	—	—	813,426,670,000		—	—	100%	~~W~~19,165	813,426,670,000		42,443,343	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(2)	Pursuant to the resolution on cash dividends on March 23, 2022, the conversion price has been adjusted from ~~W~~19,845 to ~~W~~19,165.

D.	Voting rights (as of March 31, 2022)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

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E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		Q1 2022	2021	2020
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		20,041	1,186,182	(94,853)
Earnings (loss) per share (Won)(2)		56	3,315	(265)
Total cash dividend amount for the period (million Won)(3)		—	232,580	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(4)		—	19.61	—
Cash dividend yield (%)(5)	Common shares	—	2.82	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	650	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	1	0.94	0.90
(1)	Pursuant to the approval at the general meeting of shareholders, we distributed cash dividends for the fiscal year 2021.
(2)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (no dividends were paid with respect to fiscal years 2018, 2019 and 2020).

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2022 at the annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Revision of Article 37-2 (Composition of Audit Committee)	To enhance the independence of the audit committee and strengthen its internal monitoring function by requiring the committee to consist of four outside directors (from three outside directors).

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 26%, 48% and 26% of our total sales, respectively, in the first quarter of 2022. Our customers primarily consist of global set makers, and our top ten customers comprised 85% of our total sales revenue in the first quarter of 2022. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in the first quarter of 2022. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

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We operate key production facilities in Korea, China and Vietnam, and as of March 31, 2022, our production capacity was approximately 2.2 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion in 2021, and we plan to make investments within our earnings before interest, tax, depreciation and amortization (“EBITDA”) while continuing to enhance our financial stability in 2022. The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of major raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 9% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

(Unit: In billions of Won)

	2022 Q1	2021	2020
Sales Revenue	6,471	29,878	24,262
Gross Profit	818	5,305	2,635
Operating Profit (loss)	38	2,231	(36)
Total Assets	38,267	38,155	35,066
Total Liabilities	23,510	23,392	22,335

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Despite the gradual transition from various restrictions under the COVID-19 pandemic and an increasing uncertainty in the global macroeconomic environment, the high-end product market is structurally expanding to meet the segmented needs and lifestyle changes of consumers.

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•

The market for high-end television display panels is expected to sustain a steady growth due to continued consumer preference for large-sized panels and customized products. We also anticipate a gradual growth in the market for high value-added product segments such as display panels for commercial uses.

•

The high-end market for traditional IT products such as laptops and desktop monitors is expected to expand due to sustained lifestyle changes, including partially remote work arrangements and education resulting from the COVID-19 pandemic, and development of new offerings such as gaming and portable products.

•

The market for products using plastic OLED products is growing due to increased use of smartphones for mobile contents and gaming purposes with the development of 5G communication infrastructure, as well as evolutions in form factors such as foldable smartphones.

(2)	Growth Potential

•

We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. With respect to large-sized display panels, we are focusing on securing profitability through differentiated products such as “OLED.EX”, “Cinematic Sound” OLED and “Wallpaper” display panels while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels, through collaboration with various related industries. In the small-sized display panel business, we are further expanding our production capacity by securing stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our small- and medium-sized OLED business, including automotive display panels. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid active investments in new fabrication facilities led by Chinese panel manufacturers and their expanding level of dominance in the sector. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

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a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2022 Q1	2021	2020
Panels for Televisions(1)(2)	24.9%	21.7%	21.6%
Panels for IT Products(1)	19.5%	19.0%	21.2%
Total(1)	21.1%	19.9%	21.4%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2022 Q1 are based on OMDIA’s estimates, as actual results for 2022 Q1 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

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•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (By product)	Usage	Major trademark	2022 Q1
					Sales Revenue (1)	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	1,688	26.0%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	3,104	47.8%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	1,701	26.2%

Total					6,493	100.0%

(1)	Sales revenues exclude loss related to currency forward instruments in the amount of ~~W~~22,069 million for currency risk management.

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the first quarter of 2022 decreased by approximately 18% compared to the fourth quarter of 2021 due to a decrease in shipments of mobile products resulting from seasonal fluctuations as well as the continued decline in the prices of LCD panels. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

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Period	Average Selling Price(1)(2) (in US$ / m2)
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

				(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display		PCB		6,809	18.5%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		5,333	14.5%	LG Chem, etc.
	Raw materials	BLU	Display panel manufacturing	4,361	11.9%	Heesung Electronics LTD., etc.
		Glass		2,226	6.1%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		4,476	12.2%	LX Semicon, etc.
		Others		13,505	36.8%	—

Total				36,710	100.0%

•	Period: January 1, 2022 ~ March 31, 2022.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, increased by 49.2% in the first quarter of 2022 compared to the first quarter of 2021. The market price is expected to continue to increase due to insufficient iron ore supply resulting from the lockdown of Tangshan, the steel-producing city of China, and an increase in demand due to an expansion of infrastructure construction business in China.

•

The average price of polymethyl methacrylate increased by 12.6% in the first quarter of 2022 compared to the first quarter of 2021. The upward trend in the market price of petrochemical products is expected to continue, as the upward trend in international oil prices is expected to continue for the first half of 2022. Furthermore, production level is expected to decrease due to the implementation of environmental regulations restricting plant operations in China.

•

The average price of copper, the main raw material for PCB components, increased by 17.8% in the first quarter of 2022 compared to the first quarter of 2021. The market price is expected to continue to increase due to a supply shortage resulting from delayed recovery of production in Latin America, while continually fluctuating depending on the economic outlook in China and globally.

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4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

				(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2022 Q1(1)	2021(1)	2020(1)
Display	Display panel	Gumi, Paju, Guangzhou	2,194	9,230	8,589

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

				(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2022 Q1(1)	2021(1)	2020(1)
Display	Display panel	Gumi, Paju, Guangzhou	2,076	8,124	6,815

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2022 Q1	Actual working hours in 2022 Q1	Average utilization ratio
Gumi	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)	100.0%
Paju	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)	100.0%
Guangzhou	2,160(1) (24 hours x 90 days)	2,160(1) (24 hours x 90 days)	100.0%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2021, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion. In 2022, we expect to make investments within our EBITDA and estimate that our total capital expenditures will increase compared to 2021.

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5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2022 Q1(2)	2021	2020
	Products	Display panel	Overseas(1)	6,292	29,204	23,312
			Korea(1)	189	621	905
			Total	6,481	29,825	24,217
	Royalty	LCD, OLED technology patent	Overseas(1)	4	14	14
			Korea(1)	0	0	0
Display			Total	4	14	14
	Others	Raw materials, components, etc.	Overseas(1)	6	27	24
			Korea(1)	2	12	7
			Total	8	39	31
	Total		Overseas(1)	6,303	29,246	23,350
			Korea(1)	191	633	912

			Total	6,494	29,879	24,262

(1)	Based on ship-to-party.
(2)	Sales excluding loss related to currency forward instruments in the amount of ~~W~~22.1 billion for currency risk management

B.	Sales organization and sales route

•	As of March 31, 2022, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	95.3%
	Headquarters	4.7%
Overseas sales portion (overseas sales / total sales)		97.1%
Korea	Overseas subsidiaries	27.2%
	Headquarters	72.8%
Korea sales portion (Korea sales / total sales)		2.9%

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C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we have led the premium television market with our OLED televisions and enhanced customer value and our business portfolio by promoting new products, such as gaming display panels and transparent OLED display panels. With respect to our LCD business, we are securing stability by offering differentiated commercial products to a global customer base.

•

As part of our sales strategy for IT products, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally. We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of 2021 and the first quarter of 2022, and our sales revenue derived from our top ten customers comprised 86% of our total sales revenue in the first quarter of 2021 and 85% in the first quarter of 2022.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

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In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, we have entered into a forward currency contract with a short U.S. dollar position in order to hedge the risk of fluctuations in future cash flows resulting from exchange rate fluctuations in expected export transactions. In the valuation gains and losses of derivative contracts to which we apply cash flow hedge accounting, there is no ineffective portion, the valuation gain of the effective portion was Won 2,064 million and the valuation loss of the effective portion was Won 21,177 million (contracted amount: $1,200 million, contracted exchange rate: Won 1,170.5 ~ 1,241.4), which is reflected as part of our accumulated other comprehensive income. In addition, in relation to cash flow hedging, the maximum expected period of exposure to cash flow fluctuation risk due to the expected transaction to be hedged is six months from the end of this reporting period. The amount transferred from other components of equity to profit or loss (product revenue) during the reporting period due to the realization of the anticipated export transaction was Won 22,069 million.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $1,740 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~50 billion with respect to our foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~240 billion in interest rate swap agreements to KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~1 billion with respect to our interest rate derivative instruments held during the reporting period.

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•

A fundamental transition in benchmark reference rates is taking place globally and some interbank lending rates (“IBORs”) are becoming replaced with new risk-free benchmark rates. In particular, in the case of London Interbank Offered Rate (“LIBOR”), with the exception of overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR rates, all rates have been ceased as of December 31, 2021. The aforementioned five USD LIBOR rates will also cease to exist as of June 30, 2023. While none of our financial instruments currently outstanding are tied to LIBOR rates that have been ceased to date, we plan to replace our existing financial instruments tied to LIBOR rates with the Secured Overnight Financing Rate (“SOFR”). In addition, while Korea Overnight Financing Repo Rate (“KOFR”) was selected as the benchmark reference rate for domestic certificate of deposit interest rates as part of the benchmark reference rate reform, we are not planning to adopt KOFR, as certificate of deposit interest rates are not scheduled to be ceased. Following the transition away from the LIBOR, we are exposed to legal risk associated with amending the contracts for such financial instruments as well as operational risk associated with managing the transition and its impact. We are also exposed to the risk of monitoring the market trend on alternative benchmark reference rates and establishing a risk management strategy accordingly. In order to manage such risks in relation to benchmark reference rate reform, we are assessing the extent to which each contract references IBOR cash flows, whether such contract should be amended and how to manage communication with counterparties on benchmark reference rate transition. Moreover, we have inserted replacement clauses for IBORs that have not yet been converted to alternative benchmark reference rates. However, even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted. See Note 24 of the notes to our consolidated interim financial statements included elsewhere in this report for further information.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

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9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2022 Q1	2021	2020
R&D Expenditures (prior to deducting governmental subsidies)		607,305	2,127,705	1,740,083
Governmental Subsidies		(61)	(941)	(1,524)
Net R&D-Related Expenditures		607,244	2,126,764	1,738,559
Accounting Treatment(1)	R&D Expenses	498,736	1,813,876	1,454,072
	Development Cost (Intangible Assets)	108,508	312,888	284,487

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		9.4%	7.1%	7.2%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

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(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

10.	Intellectual Property

As of March 31, 2022, our cumulative patent portfolio (including patents that have already expired) included 23,606 patents in Korea and 30,939 patents in other countries. In 2022, we registered 506 patents in Korea and 599 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

In accordance with the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

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In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2021 to the Korean government in March 2022 after it was certified by EQA, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2021	2020	2019
Greenhouse gases	4,784	4,748	5,885
Energy	60,836	56,668	62,776

Note: Our greenhouse gas emission and energy usage in 2021 may be subject to change after assessment by the Ministry of Environment.

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2014 to 2030 by 33.6% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 75.6%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2020, we reduced our carbon dioxide greenhouse gas emission levels by 1.44 million tons, and our carbon dioxide greenhouse gas emission level in 2021 was 4.78 million tons, which was 2.95 million tons, or 38%, less than our carbon dioxide greenhouse gas emission levels in 2014 (7.73 million tons). As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing and Guangzhou in order to build a sustainable management system. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2021. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities. Moreover, in recognition of our efforts to improve our recycling rate and reduce waste, we received a citation in 2020 for being a leading resource circulation company from the Minister of Environment.

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B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In response to the continued strengthening of regulations governing environmentally-regulated substances, we operate our own verification process for such substances in accordance with international standards. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. More recently, in 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency.

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C.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status

May 7, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on April 17, 2020 - Article 13-1 of the Chemical Control Act	Warning	- Strengthened safety management standards and training

May 25, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on May 14, 2020 - Article 13-2 of the Chemical Control Act	Fine of ~~W~~1.44 million	- Paid fine - Strengthened safety management standards and training

May 25, 2020	National Institute of Chemical Safety	Administrative Agency	Company	- Failure to conduct safety training on hazardous chemicals - Article 33 of the Chemical Control Act	Fine of ~~W~~1.44 million	- Paid fine - Conducted safety training and established a working process that complies with the safety regulations

June 22, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on May 14, 2020 - Article 13-2 of the Chemical Control Act	Improvement Order	- Submitted a report of compliance with the improvement order - Strengthened safety management standards and training

November 5, 2020	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)

- Safety incident on June 24, 2017 (Fine announcement on November 22, 2018, Ruling confirmation on November 5, 2020)

- Paragraph 1 of Article 23, Provision 2 of Article 66, and Article 71 of the Industrial Safety and Health Act

					Fine of ~~W~~6 million	- Paid fine - Strengthened safety management standards and training for employees to prevent recurrence

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January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company and two employees (Former Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and Former Working level staff (Incumbent, 21 years of service))	- Safety incidents on April 17, 2020 and May 14, 2020 - Article 59-1 of the Chemical Control Act	Fine of ~~W~~9 million	- Paid fine - Strengthened safety management standards and training

April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Violation of safety information material posting and education requirements - Provision 1 of Article 114 of the Industrial Safety and Health Act	Fine of ~~W~~122.6 million	- Paid fine - Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021

April 28, 2021	Paju Fire Station	Administrative Agency	Company	- Failure to preserve regular inspection records of firefighting facilities inspection - Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

- Paid fine

- Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

In November 2018, in connection with the occurrence of a safety accident in June 2017, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of violation of certain provisions of the Industrial Safety and Health Act, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

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In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and one of our employees were prosecuted for violating the Industrial Safety and Health Act and the Chemicals Control Act, and a criminal trial is currently pending at the Goyang Branch of the Uijeongbu District Court. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations. On March 3, 2022, an accident occurred at our contracted construction site in Paju, resulting in injuries of four LS Cable & System workers. Authorities are currently investigating the exact cause of the accident and we plan to actively cooperate with the investigation of related organizations to determine the cause.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Industrial Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

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12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2022 (1)	As of December 31, 2021 (1)	As of December 31, 2020 (1)
Current assets	13,137,794	13,187,067	11,099,470
Quick assets	8,908,231	9,836,692	8,928,814
Inventories	4,229,563	3,350,375	2,170,656
Non-current assets	25,129,351	24,967,448	23,966,542
Investments in equity accounted investees	122,962	126,719	114,551
Property, plant and equipment, net	20,697,981	20,558,446	20,139,703
Intangible assets	1,624,920	1,644,898	1,020,088
Other non-current assets	2,683,488	2,637,385	2,692,200
Total assets	38,267,145	38,154,515	35,066,012
Current liabilities	14,535,438	13,994,817	11,006,948
Non-current liabilities	8,974,481	9,397,197	11,327,636
Total liabilities	23,509,919	23,392,014	22,334,584
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,325,146	8,541,521	7,518,786
Other equity	681,245	537,142	(163,446)
Non-controlling interest	1,710,643	1,643,646	1,335,896
Total equity	14,757,226	14,762,501	12,731,428

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2022 (1)	For the year ended December 31, 2021 (1)	For the year ended December 31, 2020 (1)
Revenue	6,471,480	29,878,043	24,261,561
Operating profit (loss)	38,346	2,230,608	(36,465)
Profit (loss) from continuing operations	54,278	1,333,544	(76,147)
Profit (loss) for the period	54,278	1,333,544	(76,147)
Profit (loss) attributable to:
Owners of the Company	20,041	1,186,182	(94,853)
Non-controlling interest	34,237	147,362	18,706
Basic earnings (loss) per share	56	3,315	(265)
Diluted earnings (loss) per share	(105)	3,130	(265)
Number of consolidated entities	22	22	22

(1)

We have adopted certain amendments to IFRS No. 1016 “Property, Plant and Equipment: Proceeds before Intended Use” beginning January 1, 2021. Prior to the adoption of these amendments, we deducted net proceeds from selling items produced while preparing a given property, plant and equipment asset (a “PPE asset”) for its intended use from the acquisition cost of such PPE asset. However, these amendments require the proceeds from selling, and the cost of producing, such items to be recognized in our profit or loss.

Pursuant to our early adoption of the amended K-IFRS No. 1016 from January 1, 2021, we have prepared our results of operations for the year ended December 31, 2021, and retroactively restated our results of operations for the year ended December 31, 2020, in each case in accordance with such amendments. Prior to the application of such amendments, we deducted the net proceeds from selling items produced by a new PPE asset when such PPE asset reached the location and condition in which the asset was ready for its intended use from the acquisition cost of such PPE asset. Following the adoption of the amended K-IFRS No. 1016, the proceeds received from selling such items have been recognized as revenue, and the cost of producing such items and the additional depreciation expenses resulting from the corresponding changes in the cost of the applicable PPE assets have been recognized as cost of sales. The retroactively restated financial statements as of and for the year ended December 31, 2020 also reflect the income tax effects arising from adjustments in our depreciation expenses following the above-described changes in the acquisition cost of our PPE assets.

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B.	Financial highlights (Based on separate K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Current assets	8,323,110	8,566,656	6,948,054
Quick assets	5,779,020	6,435,659	5,529,932
Inventories	2,544,090	2,130,997	1,418,122
Non-current assets	21,025,716	20,911,466	19,757,148
Investments	4,816,460	4,942,729	4,784,828
Property, plant and equipment, net	12,216,763	12,010,858	11,736,673
Intangible assets	1,449,215	1,459,812	887,431
Other non-current assets	2,543,278	2,498,067	2,348,216
Total assets	29,348,826	29,478,122	26,705,202
Current liabilities	13,789,260	13,148,969	10,180,660
Non-current liabilities	5,317,496	5,686,335	6,261,307
Total liabilities	19,106,756	18,835,304	16,441,967
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,215,990	6,611,853	6,223,043
Other equity	(14,112)	(9,227)	0
Total equity	10,242,070	10,642,818	10,263,235

(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	6,457,899	28,364,914	22,799,273
Operating profit (loss)	(255,702)	721,931	(812,979)
Profit (loss) from continuing operations	(159,395)	552,173	(513,262)
Profit (loss) for the period	(159,395)	552,173	(513,262)
Basic earnings (loss) per share	(445)	1,543	(1,434)
Diluted earnings (loss) per share	(553)	1,540	(1,434)

C.	Consolidated subsidiaries (as of March 31, 2022)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~1,131 million in LG Display Fund I LLC.

24

D.	Status of equity investments (as of March 31, 2022)

(1)	Consolidated subsidiaries

Company (1)	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	October 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY	116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY	1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%
LG Display Fund I LLC (2)	USD	46	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	15,600	July 2018	70%
MMT (Money Market Trust)		—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~1,131 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)	Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~45,416	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~11,502	June 2008	13%
YAS Co., Ltd.	~~W~~27,553	April 2002	15%
Avatec Co., Ltd.	~~W~~20,691	August 2000	15%
Arctic Sentinel, Inc.	—	June 2008	10%
Cynora GmbH (1)	—	March 2003	11%
Material Science Co., Ltd. (2)	~~W~~3,433	January 2014	10%
Nanosys Inc. (3)	~~W~~14,367	July 2001	4%

25

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the three months ended March 31, 2021 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~4,068 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2022 Q1	2021	2020
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,557(575)(2)	1,470 (550)(2)	1,410 (540)(2)
Time required	1,711	19,039	19,777

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2022 Q1	—	—	—	—
2021	—	—	—	—
2020	—	—	—	—

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

15.	Board of Directors

A.	Members of the board of directors

As of March 31, 2022, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

26

(As of March 31, 2022)

Name	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Chairman of board of directors
Sung Hyun Kim(2)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Byung Ho Lee	Outside Director	Related to the overall management
Doocheol Moon	Outside Director	Related to the overall management
Chang-Yang Lee(2)	Outside Director	Related to the overall management
Chung Hae Kang(2)	Outside Director	Related to the overall management
Beom Jong Ha(2)	Non-standing Director	Related to the overall management

(1)	Donghee Suh, our former chief financial officer, resigned from his position on March 23, 2022.
(2)

Kun Tai Han resigned from his position on March 23, 2022 following the expiration of his term. Beom Jong Ha, Sung Hyun Kim and Chung Hae Kang were newly appointed as a non-standing director, non-outside director, and outside director, respectively, at the annual general meeting of shareholders held on March 23, 2022. Chang-Yang Lee was re-appointed for another term as an outside director.

(As of the date of this report)

Name	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Chairman of board of directors
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Byung Ho Lee	Outside Director	Related to the overall management
Doocheol Moon	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jeongsuk Oh(1)	Outside Director	Related to the overall management
Beom Jong Ha	Non-standing Director	Related to the overall management

(1)	Chang-Yang Lee resigned from his position on April 8, 2022, and Jeongsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of March 31, 2022, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Sung Hyun Kim.

As of March 31, 2022, the composition of the Outside Director Nomination Committee was as follows.

(As of March 31, 2022)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-outside director and 2 outside directors	Beom Jong Ha, Doocheol Moon and Chung Hae Kang

(1)

Beom Jong Ha, Doocheol Moon and Chung Hae Kang were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 23, 2022.

As of the date of this report, the composition of the Audit Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
Audit Committee	4 outside directors	Doocheol Moon (Chairman), Byung Ho Lee, Chung Hae Kang and Jeongsuk Oh(1)

(1)	Chang-Yang Lee resigned from his position on April 8, 2022, and Jeongsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022.

27

As of the date of this report, the composition of the ESG Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
ESG Committee(1)	1 non-outside director and 3 outside directors	Doocheol Moon (Chairman), Byung Ho Lee, Chung Hae Kang and James (Hoyoung) Jeong

(1)	The ESG Committee was established on April 26, 2021.

As of the date of this report, the composition of the Related Party Transaction Committee was as follows.

(As of the date of this report)

Committee	Composition	Member
Related Party Transaction Committee(1)	1 non-outside director and 2 outside directors	Chung Hae Kang (Chairwoman), Byung Ho Lee and Sung Hyun Kim

(1)	The Related Party Transaction Committee was established on July 1, 2021.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2022): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2022): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2022:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of March 31, 2022:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	23,811,048	6.65%

28

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2022 Q1:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid		Per capita average remuneration paid(3)
Non-outside directors	3	446	(2)	223
Outside directors who are not audit committee members	—	—		—
Outside directors who are audit committee members	4	96		24

Total	7	542	(2)	90

(1)	Number of directors as at March 31, 2022.
(2)

The total amount paid to directors is calculated based on Articles 20, 21 and 22 of the Income Tax Act and includes the remuneration paid to directors who were newly appointed and directors who resigned. Among non-outside directors, we do not pay remuneration to our non-standing director, and the total amount paid to non-outside directors includes the remuneration paid for their unregistered executive positions.

(3)

In accordance with the reporting standards, per capita average remuneration paid for the three months ended March 31, 2022 is calculated by using the sum of the average monthly remuneration paid to our directors (excluding our non-standing director, to whom we do not pay remuneration).

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Not required for quarterly reports.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Not required for quarterly reports.

29

(5)	Stock options

•	Not applicable.

B.	Employees

As of March 31, 2022, we had 28,759 employees (excluding our directors). On average, our male employees have served 11.7 years and our female employees have served 9.5 years. The total amount of salary paid to our employees for the three months ended March 31, 2022 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~973,518 million for our male employees and ~~W~~139,551 million for our female employees. The following table provides details of our employees as of March 31, 2022:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2022(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	24,126	973,518	41	11.7
Female	4,633	139,551	30	9.5

Total	28,759	1,113,069	39	11.4

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2022 was ~~W~~90,509 million and the per capita welfare benefit provided was ~~W~~3.1 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2022	Average salary per capita(1)
114	10,932	96

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Material events subsequent to the reporting period

None.

30

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2022 and 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2022, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2021 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 8, 2022, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2021, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 13, 2022

This report is effective as of May 13, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2022 and December 31, 2021

(In millions of won)	Note	March 31, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 25	~~W~~	3,365,111	3,541,597
Deposits in banks	4, 25		746,000	743,305
Trade accounts and notes receivable, net	5, 14, 25, 27		3,773,663	4,574,789
Other accounts receivable, net	5, 25		105,140	121,899
Other current financial assets	6, 25		64,997	68,203
Inventories	7		4,229,563	3,350,375
Prepaid income taxes	23		58,192	58,536
Other current assets	5		795,128	728,363

Total current assets			13,137,794	13,187,067
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		122,962	126,719
Other non-current accounts receivable, net	5, 25		—	2,376
Other non-current financial assets	6, 25		189,960	156,211
Property, plant and equipment, net	9, 17		20,697,981	20,558,446
Intangible assets, net	10, 17		1,624,920	1,644,898
Deferred tax assets	23		2,363,231	2,307,692
Defined benefits assets, net	12		21,845	68,276
Other non-current assets			108,441	102,819

Total non-current assets			25,129,351	24,967,448

Total assets		~~W~~	38,267,145	38,154,515

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	5,270,268	4,814,055
Current financial liabilities	11, 25, 26		4,880,376	4,069,712
Other accounts payable	25		3,035,581	3,401,346
Accrued expenses			651,830	1,218,456
Income tax payable			148,610	179,335
Provisions	13		168,897	173,431
Advances received			82,101	67,046
Other current liabilities			297,775	71,436

Total current liabilities			14,535,438	13,994,817
Non-current financial liabilities	11, 25, 26		8,294,965	8,702,745
Non-current provisions	13		89,650	92,942
Defined benefit liabilities, net	12		1,583	1,589
Deferred tax liabilities	23		6,235	6,636
Other non-current liabilities	25		582,048	593,285

Total non-current liabilities			8,974,481	9,397,197

Total liabilities			23,509,919	23,392,014

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings			8,325,146	8,541,521
Reserves	15		681,245	537,142

Total equity attributable to owners of the Controlling Company			13,046,583	13,118,855

Non-controlling interests			1,710,643	1,643,646

Total equity			14,757,226	14,762,501

Total liabilities and equity		~~W~~	38,267,145	38,154,515

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

(In millions of won, except earnings per share)	Note	2022		2021
Revenue	16, 17, 27	~~W~~	6,471,480	6,882,761
Cost of sales	7, 18, 27		(5,653,669)	(5,650,888)

Gross profit			817,811	1,231,873

Selling expenses	18, 19		(230,889)	(216,605)
Administrative expenses	18, 19		(225,899)	(216,056)
Research and development expenses	18		(322,677)	(275,775)

Operating profit			38,346	523,437

Finance income	22		371,978	212,883
Finance costs	22		(355,318)	(419,639)
Other non-operating income	21		352,966	479,371
Other non-operating expenses	18, 21		(372,589)	(473,638)
Equity in income of equity accounted investees, net			2,055	1,287

Profit before income tax			37,438	323,701
Income tax expense (benefit)	23		(16,840)	57,583

Profit for the period			54,278	266,118

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(3,888)	(3,421)
Other comprehensive income (loss) from associates			52	(81)

			(3,836)	(3,502)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	15		182,938	240,355
Loss on valuation of derivative	15		(4,885)	—
Other comprehensive loss from associates	15		(1,190)	(502)

			176,863	239,853

Other comprehensive income for the period, net of income tax			173,027	236,351

Total comprehensive income for the period		~~W~~	227,305	502,469

Profit attributable to:
Owners of the Controlling Company			20,041	228,318
Non-controlling interests			34,237	37,800

Profit for the period		~~W~~	54,278	266,118

Total comprehensive income attributable to:
Owners of the Controlling Company			160,308	421,244
Non-controlling interests			66,997	81,225

Total comprehensive income for the period		~~W~~	227,305	502,469

Earnings (loss) per share (in won)
Basic earnings per share	24	~~W~~	56	638

Diluted earnings (loss) per share	24	~~W~~	(105)	638

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the period
Profit for the period		—	—	228,318	—	228,318	37,800	266,118

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,421)	—	(3,421)	—	(3,421)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	196,930	196,930	43,425	240,355
Other comprehensive loss from associates		—	—	(81)	(502)	(583)	—	(583)

Total other comprehensive income (loss)		—	—	(3,502)	196,428	192,926	43,425	236,351

Total comprehensive income for the period	~~W~~	—	—	224,816	196,428	421,244	81,225	502,469

Balances at March 31, 2021	~~W~~	1,789,079	2,251,113	7,743,602	32,982	11,816,776	1,417,121	13,233,897

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the period
Profit for the period		—	—	20,041	—	20,041	34,237	54,278

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,888)	—	(3,888)	—	(3,888)
Foreign currency translation differences		—	—	—	150,178	150,178	32,760	182,938
Other comprehensive income (loss) from associates		—	—	52	(1,190)	(1,138)	—	(1,138)
Loss on valuation of derivative		—	—	—	(4,885)	(4,885)	—	(4,885)

Total other comprehensive income (loss)		—	—	(3,836)	144,103	140,267	32,760	173,027

Total comprehensive income for the period	~~W~~	—	—	16,205	144,103	160,308	66,997	227,305

Transaction with owners, recognized directly in equity
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Balances at March 31, 2022	~~W~~	1,789,079	2,251,113	8,325,146	681,245	13,046,583	1,710,643	14,757,226

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit for the period		~~W~~	54,278	266,118
Adjustments for:
Income tax expense (benefit)	23		(16,840)	57,583
Depreciation and amortization	18		1,172,488	1,096,591
Gain on foreign currency translation			(119,120)	(177,983)
Loss on foreign currency translation			167,594	199,616
Expenses related to defined benefit plans	12		44,449	35,879
Gain on disposal of property, plant and equipment			(6,000)	(1,352)
Loss on disposal of property, plant and equipment			11,859	8,372
Impairment loss on property, plant and equipment			4,995	1,727
Reversal of impairment loss on property, plant and equipment			(3,168)	(532)
Loss on disposal of intangible assets			129	—
Impairment loss on intangible assets			2,719	7,767
Reversal of impairment loss on intangible assets			(3,933)	(1,250)
Expense on increase of provision			69,252	52,263
Finance income			(347,365)	(173,567)
Finance costs			332,152	405,299
Equity in income of equity method accounted investees, net	8		(2,055)	(1,287)
Other income			(189)	—
Other expenses			—	15,432

			1,306,967	1,524,558
Changes in:
Trade accounts and notes receivable			835,579	(617,249)
Other accounts receivable			15,392	26,643
Inventories			(864,313)	(171,184)
Lease receivables			1,513	987
Other current assets			(52,743)	(43,530)
Other non-current assets			(18,722)	(34,220)
Trade accounts and notes payable			416,374	42,841
Other accounts payable			(214,908)	120,318
Accrued expenses			(557,729)	(37,934)
Provisions			(78,827)	(52,306)
Advances received			15,055	70,057
Other current liabilities			(3,825)	6,968
Defined benefit liabilities, net			(3,231)	1,116
Other non-current liabilities			(12,195)	(514)

			(522,580)	(688,007)

Cash generated from operating activities			838,665	1,102,669
Income taxes paid			(62,672)	(20,810)
Interests received			28,539	16,365
Interests paid			(109,228)	(136,013)

Net cash provided by operating activities		~~W~~	695,304	962,211

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	4,361	3,668
Increase in deposits in banks			(397,031)	(366,883)
Proceeds from withdrawal of deposits in banks			400,646	400
Acquisition of financial assets at fair value through profit or loss			(150)	(5,069)
Proceeds from disposal of financial asset at fair value through profit or loss			96	380
Acquisition of financial assets at fair value through other comprehensive income			(1,721)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			1,628	9
Proceeds from disposal of investments in equity accounted investees			600	600
Acquisition of property, plant and equipment			(1,117,208)	(570,379)
Proceeds from disposal of property, plant and equipment			60,887	2,885
Acquisition of intangible assets			(171,549)	(197,377)
Proceeds from disposal of intangible assets			5,862	—
Receipt from (payment for) settlement of derivatives			10,092	(20,435)
Proceeds from collection of short-term loans			2,203	7,204
Increase in deposits			(696)	—
Decrease in deposits			4,644	215

Net cash used in investing activities			(1,197,336)	(1,144,782)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			875,503	1,226,939
Repayments of short-term borrowings			(491,383)	(904,668)
Proceeds from issuance of bonds			443,230	—
Proceeds from long-term borrowings			302,855	200,000
Repayments of current portion of long-term borrowings and bonds			(832,202)	(736,264)
Payment of lease liabilities			(19,132)	(15,879)
Subsidiaries’ dividends distributed to non-controlling interests			(4,150)	—

Net cash provided by (used in) financing activities			274,721	(229,872)

Net decrease in cash and cash equivalents			(227,311)	(412,443)
Cash and cash equivalents at January 1			3,541,597	4,218,099
Effect of exchange rate fluctuations on cash held			50,825	98,376

Cash and cash equivalents at March 31		~~W~~	3,365,111	3,904,032

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2022, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2022, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2022, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2022, there are 16,752,906 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2022

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	46
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*)

For the three-month period ended March 31, 2022, the Controlling Company contributed ~~W~~1,131 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2021.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2021, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

(a)	Changes in Accounting Policies

The Group early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, in the annual consolidated financial statements from January 1, 2021.

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

The Group applied amendments retrospectively, but only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020 and the Group restated and presented the condensed consolidated interim financial statements as of and for the three-month period ended March 31, 2021 as follows.

i)	Impacts on the condensed consolidated interim statement of comprehensive income for the three-month period ended March 31, 2021

(In millions of won, except earnings per share)
	As previously reported		Adjustments	As restated
Revenue	~~W~~	6,882,761	—	6,882,761
Cost of sales		(5,651,296)	408	(5,650,888)

Gross profit	~~W~~	1,231,465	408	1,231,873

Operating profit	~~W~~	523,029	408	523,437
Profit before income tax	~~W~~	323,293	408	323,701
Income tax expense		57,482	101	57,583

Profit for the period	~~W~~	265,811	307	266,118

Basic and diluted earnings per share (in won)	~~W~~	637	1	638

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

ii)	Impacts on the condensed consolidated interim statement of changes in equity for the three-month period ended March 31, 2021

•	As previously reported

(In millions of won)
	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	7,524,297	11,401,043	12,736,939
Profit for the period		228,011	228,011	265,811

Balances at March 31, 2021	~~W~~	7,748,806	11,821,980	13,239,101

•	Adjustments

(In millions of won)
	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	(5,511)	(5,511)	(5,511)
Profit for the period		307	307	307

Balances at March 31, 2021	~~W~~	(5,204)	(5,204)	(5,204)

•	As restated

(In millions of won)
	Attributable to owners of the Controlling Company
	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	7,518,786	11,395,532	12,731,428
Profit for the period		228,318	228,318	266,118

Balances at December 31, 2021	~~W~~	7,743,602	11,816,776	13,233,897

(*)

There are no impacts on net cash provided by operating activities and net cash used in investing activities in the condensed consolidated interim statement of cash flows for the three-month period ended March 31, 2021 due to the change in accounting policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Cash	~~W~~	1,117	1,122
Demand deposits		3,363,994	3,540,475

	~~W~~	3,365,111	3,541,597

Deposits in banks
Time deposits	~~W~~	500	2,600
Restricted deposits (*)		745,500	740,705

	~~W~~	746,000	743,305

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Due from third parties	~~W~~	3,117,225	3,818,980
Due from related parties		656,438	755,809

	~~W~~	3,773,663	4,574,789

(b)	Other accounts receivable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022		December 31, 2021
Current assets
Non-trade receivables, net	~~W~~	97,241	108,875
Accrued income		7,899	13,024

	~~W~~	105,140	121,899

Non-current assets
Long-term non-trade receivables	~~W~~	—	2,376

	~~W~~	105,140	124,275

Due from related parties included in other accounts receivable as of March 31, 2022 and December 31, 2021 are ~~W~~232 million and ~~W~~2,846 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,771,560	103,163	(1,169)	(1,755)
1-15 days past due		2,496	279	(1)	(2)
16-30 days past due		714	448	—	(3)
31-60 days past due		—	2,172	—	—
More than 60 days past due		63	901	—	(63)

	~~W~~	3,774,833	106,963	(1,170)	(1,823)

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	4,575,993	126,280	(1,204)	(2,005)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

(In millions of won)	March 31, 2022			December 31, 2021
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,204	2,005	1,047	1,778
(Reversal of) bad debt expense		(34)	(182)	157	227

Balance at the end of the reporting period	~~W~~	1,170	1,823	1,204	2,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Advanced payments	~~W~~	54,739	44,907
Prepaid expenses		132,108	67,540
Value added tax refundable		602,052	608,476
Right to recover returned goods		6,229	7,440

	~~W~~	795,128	728,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

6.	Other Financial Assets

Other financial assets as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,573	1,573
Derivatives(*1)		19,735	12,741

	~~W~~	21,308	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	2,064	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Deposits	~~W~~	15,220	23,581
Short-term loans		19,349	22,518
Lease receivables		7,056	6,858

	~~W~~	41,625	52,957

	~~W~~	64,997	68,203

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	48,967	48,805
Convertible securities		1,211	1,185
Derivatives(*1)		93,001	52,871

	~~W~~	143,179	102,861

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	18,151	22,039
Long-term loans		18,838	19,939
Lease receivables		9,792	11,351

	~~W~~	46,781	53,329

	~~W~~	189,960	156,211

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

7.	Inventories

Inventories as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022		December 31, 2021
Finished goods	~~W~~	1,606,876	1,180,329
Work-in-process		1,560,223	1,202,548
Raw materials		861,591	786,739
Supplies		200,873	180,759

	~~W~~	4,229,563	3,350,375

For the three-month periods ended March 31, 2022 and 2021, the amount of inventories recognized as cost of sales and inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2022		2021
Inventories recognized as cost of sales	~~W~~	5,653,669	5,650,888
Including: inventory write-downs		217,304	173,804
Including: usage of inventory write-downs		(224,576)	(213,932)

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2022 and 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

8.	Investments in Equity Accounted Investees

Associates as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2022			December 31, 2021
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	45,416	40%	~~W~~	48,398

WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		11,502	13%		11,947

YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		27,553	15%		27,337

AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	15%		20,691	15%		20,708

Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—

Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2022			December 31, 2021
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,433	10%	~~W~~	3,679

Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		14,367	4%		14,650

						~~W~~	122,962		~~W~~	126,719

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the three-month periods ended March 31, 2022 and 2021 amounted to ~~W~~4,461 million and ~~W~~4,068 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2022 and 2021, the Group purchased property, plant and equipment of ~~W~~1,084,923 million and ~~W~~760,741 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~26,795 million and 2.84%, and ~~W~~14,686 million and 4.63% for the three-month periods ended March 31, 2022 and 2021, respectively. Also, for the three-month periods ended March 31, 2022 and 2021, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~67,958 million and ~~W~~9,590 million, respectively, and recognized ~~W~~6,000 million and ~~W~~11,859 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2022 (gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2021: ~~W~~1,352 million and ~~W~~8,372 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2022 and December 31, 2021 are ~~W~~436,100 million and ~~W~~389,215 million, respectively. For the three-month periods ended March 31, 2022 and 2021, the Group recognized an impairment loss amounting to ~~W~~2,526 million and ~~W~~7,767 million, respectively, in connection with development projects.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	1,014,287	613,733
Current portion of long-term borrowings and bonds		3,790,783	3,393,506
Derivatives(*1)		3,963	8,594
Cash flow hedging derivatives(*2)		21,177	13,400
Lease liabilities		50,166	40,479

	~~W~~	4,880,376	4,069,712

Non-current
Won denominated borrowings	~~W~~	1,492,125	2,173,500
Foreign currency denominated borrowings		5,502,529	5,487,091
Bonds		1,252,161	995,976
Derivatives(*1)		3,032	2,331
Lease liabilities		45,118	43,847

	~~W~~	8,294,965	8,702,745

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of March 31, 2022 (%)(*)	March 31, 2022		December 31, 2021
Standard Chartered Bank Korea Limited	12ML + 1.55	~~W~~	363,240		—
Standard Chartered Bank Vietnam and others	3ML + 0.80, 1M Term SOFR+0.90		651,047		613,733

Foreign currency equivalent		USD	838	USD	518

		~~W~~	1,014,287		613,733

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

Term SOFR (Secured Overnight Financing Rate) is a rate which reflects the term structure published by Chicago Mercantile Exchange.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2022 (%)(*)	March 31, 2022		December 31, 2021
Korea Development Bank and others	CD rate (91days) + 0.65~1.60, 1.90~3.75	~~W~~	2,763,625	2,785,000
Less current portion of long-term borrowings			(1,271,500)	(611,500)

		~~W~~	1,492,125	2,173,500

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2022 (%)	March 31, 2022		December 31, 2021
The Export-Import Bank of Korea and others	3ML+1.45~2.40,
	6ML+1.35~1.43, 3M SOFR+1.47, 1.82~2.46	~~W~~	2,082,576		2,163,538
China Construction Bank and others	USD : 3ML+0.65~1.43 3M Terms SOFR+1.79,
	CNY : LPR(5Y)+0.34,
	LPR(1Y)-0.15~+0.15, 4.20		4,509,377		4,489,974

Foreign currency equivalent		USD	2,617	USD	2,782
		CNY	18,014	CNY	18,017
Less current portion of long-term borrowings			(1,089,424)		(1,166,421)

		~~W~~	5,502,529		5,487,091

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

SOFR is a rate being calculated by compounding average daily SOFR published by Federal Reserve Bank of New York and Term SOFR is a rate which reflects the term structure published by Chicago Mercantile Exchange.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2022 (%)	March 31, 2022		December 31, 2021
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	May 2022 ~ February 2027	2.29~3.66	~~W~~	1,455,000		1,320,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000		160,000
Less discount on bonds				(3,941)		(2,534)
Less current portion				(479,798)		(599,825)

			~~W~~	1,131,261		877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	3ML+1.47	~~W~~	121,080		118,550
Foreign currency equivalent			USD	100	USD	100
Less discount on bonds				(180)		(215)

			~~W~~	120,900		118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	950,061		1,015,760
Foreign currency equivalent			USD	785	USD	857
Less current portion				(950,061)		(1,015,760)

			~~W~~	—		—

			~~W~~	1,252,161		995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of March 31, 2022 are as follows:

(In won, USD)
Description
Type		Unsecured foreign currency denominated convertible bonds
Issuance amount		USD 687,800,000
Annual interest rate (%)		1.50
Issuance date		August 22, 2019
Maturity date		August 22, 2024
Interest payment		Payable semi-annually in arrear until maturity date
Principal redemption		1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~	19,165 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period		From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)		On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of March 31, 2022 is as follows:

(In won and No. of shares)
	March 31, 2022
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,165
Number of common shares to be issued at conversion		42,443,343

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,704,510	1,684,096
Fair value of plan assets		(1,724,772)	(1,750,783)

	~~W~~	(20,262)	(66,687)

Defined benefit liabilities, net	~~W~~	1,583	1,589
Defined benefit assets, net	~~W~~	21,845	68,276

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current service cost	~~W~~	44,980	37,353
Net interest cost		(531)	(1,474)

	~~W~~	44,449	35,879

(c)	Plan assets as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	1,724,772	1,750,783

As of March 31, 2022, the Controlling Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Remeasurements of net defined benefit liabilities	~~W~~	(5,265)	(4,594)
Tax effect		1,377	1,173

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(3,888)	(3,421)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

13.	Provisions

Changes in provisions for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,750	69,252	(1,912)	69,090
Usage		—	(76,916)	—	(76,916)

Balance at March 31, 2022	~~W~~	1,750	249,462	7,335	258,547

Current	~~W~~	1,750	159,812	7,335	168,897
Non-current	~~W~~	—	89,650	—	89,650

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of March 31, 2022, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,085 million (~~W~~1,313,718 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2022, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold, but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling	Shinhan Bank	KRW	90,000	90,000		—	—
Company		USD	10	12,108		—	—
	Sumitomo Mitsui Banking Corporation	USD	20	24,216		—	—
	MUFG Bank	USD	180	217,944		—	—
	BNP Paribas	USD	65	78,702		—	—
	ING Bank	USD	90	108,972		—	—

		USD	365			—
		KRW	90,000	531,942		—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	150	181,620		—	—

	United Overseas Bank Limited	USD	200	242,160	USD	120	145,236

	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	60,540	USD	9	10,995

	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD	300	363,240		—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	18,162		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	84,756	USD	47	56,908
	KGI Bank Co., Ltd.	USD	30	36,324		—	—

LG Display Germany GmbH	BNP Paribas	USD	135	163,458	USD	52	62,605
	Commerzbank AG	USD	17	20,487	USD	1	916
	DZ Bank AG	USD	13	16,143	USD	0.2	204
	UniCredit Bank	USD	11	13,360	USD	8	9,728

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	484,320	USD	132	159,220
	Standard Chartered Bank	USD	600	726,480	USD	430	520,645
	Sumitomo Mitsui Banking Corporation	USD	150	181,620		—	—

LG Display Japan Co., Ltd.	Chelsea Capital Corporation	USD	120	145,296		—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	36,324		—	—

		USD	2,291	2,774,290	USD	799.2	966,457

		USD	2,656		USD	799.2
		KRW	90,000	3,306,232		—	966,457

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2022, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of USD and won)
	Contractual amount		KRW equivalent
KEB Hana Bank		USD 450	~~W~~	544,860
Sumitomo Mitsui Banking Corporation		USD 50		60,540
Industrial Bank of Korea		USD 100		121,080
Industrial and Commercial Bank of China		USD 200		242,160
Shinhan Bank		USD 400		484,320
KB Kookmin Bank		USD 100		121,080
MUFG Bank		USD 100		121,080
The Export–Import Bank of Korea		USD 200		242,160
Standard Chartered Bank		USD 400		484,320

	USD	2,000	~~W~~	2,421,600

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 2 million (~~W~~2,422 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 1,172 million (~~W~~222,703 million), JPY 900 million (~~W~~8,935 million), EUR 2.5 million (~~W~~3,378 million), VND 52,124 million (~~W~~2,763 million), and USD 0.5 million (~~W~~605 million), respectively, for their local tax payments and utility payments.

License agreements

As of March 31, 2022, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of March 31, 2022.

Pledged Assets

In connection with the borrowings amounting to CNY 14,494 million (~~W~~2,754,150 million) from China Construction Bank and others, as of March 31, 2022, the Group is providing its property, plant and equipment with carrying amount of ~~W~~1,007,307 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

15.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of March 31, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to March 31, 2022.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to March 31, 2022.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

Reserves as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Loss on valuation of derivatives	~~W~~	(14,112)	(9,227)
Foreign currency translation differences for foreign operations		716,829	566,651
Other comprehensive loss from associates		(21,472)	(20,282)

	~~W~~	681,245	537,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Sales of goods	~~W~~	6,481,307	6,871,565
Royalties		4,444	4,559
Others		7,798	6,637
Hedging loss		(22,069)	—

	~~W~~	6,471,480	6,882,761

17.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the three-month periods ended March 31, 2022 and 2021.

(a)	Revenue by geography

(In millions of won)
Region	2022		2021
Domestic	~~W~~	190,857	149,778
Foreign
China		4,284,596	4,573,480
Asia (excluding China)		624,583	748,998
United States		776,890	720,494
Europe (excluding Poland)		279,501	293,905
Poland		337,122	396,106

	~~W~~	6,302,692	6,732,983

	~~W~~	6,493,549	6,882,761

Total revenue exclude ~~W~~22,069 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transaction are recognized.

Sales to Company A and Company B amount to ~~W~~2,465,115 million and ~~W~~1,221,664 million, respectively, for the three-month period ended March 31, 2022 (the three-month period ended March 31, 2021: ~~W~~2,864,642 million and ~~W~~1,470,562 million, respectively). The Group’s top ten end-brand customers together accounted for 85% of sales for the three-month period ended March 31, 2022 (the three-month period ended March 31, 2021: 86%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	March 31, 2022			December 31, 2021
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,214,107	1,443,623	12,006,204	1,452,823
Foreign
China		6,194,408	76,192	6,393,129	83,655
Vietnam		2,275,230	18,783	2,146,652	19,954
Others		14,236	86,322	12,461	88,466

	~~W~~	8,483,874	181,297	8,552,242	192,075

	~~W~~	20,697,981	1,624,920	20,558,446	1,644,898

(c)	Revenue by product and services

(In millions of won)
	March 31, 2022		March 31, 2021
TV	~~W~~	1,687,950	2,149,168
IT		3,104,239	2,717,303
Mobile and others		1,701,360	2,016,290

	~~W~~	6,493,549	6,882,761

Total revenue exclude ~~W~~22,069 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transaction are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Changes in inventories	~~W~~	(879,188)	(181,033)
Purchases of raw materials, merchandise and others		3,774,028	3,273,445
Depreciation and amortization		1,172,488	1,096,591
Outsourcing		312,664	305,789
Labor		877,872	832,922
Supplies and others		289,097	255,942
Utility		282,502	236,299
Fees and commissions		208,610	177,554
Shipping		82,086	70,665
Advertising		27,833	39,987
Warranty		69,252	52,263
Travel		11,866	11,553
Taxes and dues		38,154	39,549
Others		187,781	167,642

	~~W~~	6,455,045	6,379,168

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	83,259	87,143
Expenses related to defined benefit plans		6,992	6,018
Other employee benefits		20,941	18,479
Shipping		66,323	60,427
Fees and commissions		65,078	56,180
Depreciation		66,668	63,079
Taxes and dues		17,286	23,180
Advertising		27,833	39,987
Warranty		69,252	52,263
Insurance		3,730	4,588
Travel		2,480	1,156
Training		3,153	2,171
Others		23,793	17,990

	~~W~~	456,788	432,661

20.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries and wages	~~W~~	716,412	690,713
Other employee benefits		143,415	125,500
Contributions to National Pension plan		18,173	16,542
Expenses related to defined benefit plans and defined contribution plans		44,680	36,093

	~~W~~	922,680	868,848

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency gain	~~W~~	338,040	472,459
Gain on disposal of property, plant and equipment		6,000	1,352
Reversal of impairment loss on property, plant and equipment		3,168	532
Reversal of impairment loss on intangible assets		3,933	1,250
Rental income		626	566
Others		1,199	3,212

	~~W~~	352,966	479,371

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency loss	~~W~~	350,678	453,794
Other bad debt expense		—	85
Loss on disposal of property, plant and equipment		11,859	8,372
Impairment loss on property, plant and equipment		4,995	1,727
Loss on disposal of intangible assets		129	—
Impairment loss on intangible assets		2,719	7,767
Donations		341	108
Others		1,868	1,785

	~~W~~	372,589	473,638

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Finance income
Interest income	~~W~~	24,018	20,431
Foreign currency gain		26,026	41,857
Gain on transaction of derivatives		10,204	—
Gain on valuation of derivatives		223,165	149,341
Gain on valuation of financial assets at fair value through profit or loss		310	1,254
Gain on valuation of financial liabilities at fair value through profit or loss		88,255	—

	~~W~~	371,978	212,883

Finance costs
Interest expense	~~W~~	85,538	114,695
Foreign currency loss		94,279	152,828
Loss on sale of trade accounts and notes receivable		1,868	665
Loss on valuation of financial assets at fair value through profit or loss		1,175	—
Loss on valuation of financial liabilities at fair value through profit or loss		—	99,568
Loss on transaction of derivatives		112	20,435
Loss on valuation of derivatives		172,110	31,263
Others		236	185

	~~W~~	355,318	419,639

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current tax expense	~~W~~	41,243	45,730
Deferred tax expense (benefit)		(58,083)	11,853

Income tax expense (benefit)	~~W~~	(16,840)	57,583

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2022 and December 31, 2021 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2022		December, 31, 2021	March, 31, 2022	December, 31, 2021	March, 31, 2022	December, 31, 2021
Other accounts receivable, net	~~W~~	—	—	(22)	(17)	(22)	(17)
Inventories, net		90,589	68,679	—	—	90,589	68,679
Defined benefit liabilities, net		—	—	—	(26,642)	—	(26,642)
Investments in subsidiaries and associates		—	—	(255,161)	(233,552)	(255,161)	(233,552)
Accrued expenses		104,208	250,582	—	—	104,208	250,582
Property, plant and equipment		585,839	632,378	(19,342)	(28,886)	566,497	603,492
Intangible assets		26,713	17,450	(6,235)	(6,636)	20,478	10,814
Provisions		66,845	68,893	—	—	66,845	68,893
Other temporary differences		105,414	130,274	(21,438)	(19,596)	83,976	110,678
Tax losses carryforwards		1,168,829	958,624	—	—	1,168,829	958,624
Tax credit carryforwards		510,757	489,505	—	—	510,757	489,505

Deferred tax assets (liabilities)	~~W~~	2,659,194	2,616,385	(302,198)	(315,329)	2,356,996	2,301,056

(c)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China for three subsidiaries have been completed and two subsidiaries are ongoing to resolve the double taxation effect. The Group recognized deferred tax assets for the amount for which double taxation effect is expected to be reduced from mutual agreement procedures, however, the Group is exposed to an uncertainty which may result in double taxation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings per share for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In won and No. of shares)	2022		2021
Profit attributable to owners of the Controlling Company	~~W~~	20,041,443,253	228,317,683,869
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings per share	~~W~~	56	638

For the three-month periods ended March 31, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings per share.

(b)	Diluted loss per share for the three-month period ended March 31, 2022 are as follows:

(In won and number of shares)
	2022
Profit attributable to owners of the Controlling Company	~~W~~	20,041,443,253
Adjustments:
Interest expenses of convertible bond, net of income tax		3,128,508,631
Gain on valuation of convertible bond, net of income tax		(65,167,221,103)
Diluted profit attributable to owners of the Controlling Company		(41,997,269,219)
Weighted-average number of common stocks outstanding, after adjustment		400,259,043

Diluted loss per share	~~W~~	(105)

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(Number of shares)
	2022
Weighted-average number of common stocks outstanding	~~W~~	357,815,700
Adjustment: Number of common stocks to be issued from conversion		42,443,343

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	400,259,043

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the three-month period ended March 31, 2021. In March 31, 2021, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2022 and December 31, 2021 is as follows:

(In millions)	March 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	766	4,362	11,659	50	11	3	41,628
Deposits in banks	—	—	3,519	—	—	—	—
Trade accounts and notes receivable	2,989	14	485	—	—	—	—
Other accounts receivables	31	75	216	5	1	—	10,735
Other assets denominated in foreign currencies	—	176	116	6	—	—	8,509
Trade accounts and notes payable	(2,046)	(8,864)	(2,897)	—	—	—	(359,193)
Other accounts payable	(1,175)	(5,719)	(1,861)	(4)	(4)	—	(1,155,020)
Financial liabilities	(4,340)	—	(18,014)	—	—	—	—

	(3,775)	(9,956)	(6,777)	57	8	3	(1,453,341)

Cross currency interest rate swap contracts(*)	1,740	—	—	—	—	—	—

Net exposure	(2,035)	(9,956)	(6,777)	57	8	3	(1,453,341)

(*)

Of cross currency interest rate swap contracts, USD 400 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,340 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(In millions)	December 31, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,708	221	568	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—

	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—

Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the three-month periods ended March 31, 2022 and 2021 and the exchange rates at March 31, 2022 and December 31, 2021 are as follows:

(In won)	Average rate			Reporting date spot rate
	2022		2021	March 31, 2022	December 31, 2021
USD	~~W~~	1,204.44	1,113.19	1,210.80	1,185.50
JPY		10.37	10.51	9.93	10.30
CNY		189.61	171.87	190.02	186.26
TWD		43.09	39.68	42.48	42.84
EUR		1,351.45	1,342.99	1,351.13	1,342.34
PLN		292.66	295.53	291.07	292.11
VND		0.0529	0.0483	0.0530	0.0521

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of March 31, 2022 and December 31, 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2022			December 31, 2021
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(115,013)	(22,982)	(74,214)	2,339
JPY (5 percent weakening)		(3,895)	(2,955)	(5,437)	(3,288)
CNY (5 percent weakening)		(64,383)	21	(64,732)	172
TWD (5 percent weakening)		122	2	70	5
EUR (5 percent weakening)		676	(417)	178	(858)
PLN (5 percent weakening)		37	37	29	29
VND (5 percent weakening)		(2,844)	(2,844)	(3,865)	(3,865)

A stronger won against the above currencies as of March 31, 2022 and December 31, 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Controlling Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of March 31, 2022, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~2,064 million and ~~W~~21,177 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,170.5 ~ 1,241.4) are recognized in accumulated other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within six months from March 31, 2022. The amount which have been reclassified from reserve to profit (revenue) for the three-month period ended March 31, 2022 is ~~W~~22,069 million as a result of realization of forecast export transactions.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,340 million (~~W~~1,622,472 million) and interest rate swap contracts amounting to ~~W~~240,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2022 and December 31, 2021 is as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	4,111,111	4,284,950
Financial liabilities		(5,584,395)	(5,237,711)

	~~W~~	(1,473,284)	(952,761)

Variable rate instruments
Financial liabilities	~~W~~	(7,467,490)	(7,426,095)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2022 and December 31, 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2022
Variable rate instruments (*)	~~W~~	(41,389)	41,389	(41,389)	41,389
December 31, 2021
Variable rate instruments (*)	~~W~~	(40,931)	40,931	(40,931)	40,931

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Group does not have financial instruments affected by already discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of March 31, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)
	Total amount of not transitioned contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,545,371	1,670,904
Derivative assets
Cross currency interest rate swap contracts	~~W~~	87,589	87,589
Derivative liabilities
Cross currency interest rate swap contracts	~~W~~	218	218

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	3,363,994	3,540,475
Deposits in banks		746,011	743,316
Trade accounts and notes receivable, net		3,773,663	4,574,789
Non-trade receivables		97,241	108,875
Accrued income		7,899	13,024
Deposits		33,371	45,620
Short-term loans		19,349	22,518
Long-term loans		18,838	19,939
Long-term non-trade receivables		—	2,376
Lease receivables		16,848	18,209

	~~W~~	8,077,214	9,089,141

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,784	2,758
Derivatives		112,736	65,612

	~~W~~	115,520	68,370

Financial assets effective for cash flow hedging
Derivatives	~~W~~	2,064	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	8,194,798	9,158,464

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,369,865	10,997,878	1,232,583	2,431,334	3,160,538	4,173,423	—
Bonds		2,682,020	2,725,292	1,102,210	261,179	235,522	1,037,809	88,572
Trade accounts and notes payable		5,270,268	5,270,268	4,450,303	819,965	—	—	—
Other accounts payable		2,267,100	2,269,242	2,014,765	254,477	—	—	—
Other accounts payable (enterprise procurement cards)(*)		768,481	768,481	703,296	65,185	—	—	—
Long-term other accounts payable		497,746	584,397	—	—	98,867	282,116	203,414
Security deposits received		12,546	12,546	4,160	2,732	5,654	—	—
Lease liabilities		95,284	101,404	34,231	19,671	23,552	16,915	7,035
Derivative financial liabilities
Derivatives		6,995	583	552	440	(537)	128	—
Derivatives for cash flow hedge		21,177	21,177	21,177	—	—	—	—

	~~W~~	21,991,482	22,751,268	9,563,277	3,854,983	3,523,596	5,510,391	299,021

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the three-month period ended March 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operating activities)	March 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(305,608)	768,481

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2022		December 31, 2021
Total liabilities	~~W~~	23,509,919	23,392,014
Total equity		14,757,226	14,762,501
Cash and deposits in banks (*1)		4,111,111	4,284,902
Borrowings (including bonds)		13,051,885	12,663,806
Total liabilities to equity ratio		159%	158%
Net borrowings to equity ratio (*2)		61%	57%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022				December 31, 2021
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,365,111	(	*)	3,541,597	(	*)
Deposits in banks		746,011	(	*)	743,316	(	*)
Trade accounts and notes receivable		3,773,663	(	*)	4,574,789	(	*)
Non-trade receivables		97,241	(	*)	108,875	(	*)
Accrued income		7,899	(	*)	13,024	(	*)
Deposits		33,371	(	*)	45,620	(	*)
Short-term loans		19,349	(	*)	22,518	(	*)
Long-term loans		18,838	(	*)	19,939	(	*)
Long-term non-trade receivables		—	(	*)	2,376	(	*)
Lease receivables		16,848	(	*)	18,209	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	48,967	48,967		48,805	48,805
Convertible securities		2,784	2,784		2,758	2,758
Derivatives		112,736	112,736		65,612	65,612

Financial assets effective for cash flow hedging
Derivatives	~~W~~	2,064	2,064		905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—		48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	6,995	6,995		10,925	10,925
Convertible bonds		950,061	950,061		1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives		21,177	21,177		13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	10,369,865	10,357,508		10,052,245	10,064,068
Bonds		1,731,959	1,716,220		1,595,801	1,596,044
Trade accounts and notes payable		5,270,268	(	*)	4,814,055	(	*)
Other accounts payable		3,035,581	(	*)	3,401,346	(	*)
Long-term other accounts payable		497,746	(	*)	496,083	(	*)
Security deposits received		12,546	(	*)	11,199	(	*)
Lease liabilities		95,284	(	*)	84,326	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,967	48,967
Convertible securities		—	—	2,784	2,784
Derivatives		—	112,736	—	112,736
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	2,064	—	2,064
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	6,995	—	6,995
Convertible bonds		950,061	—	—	950,061
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	21,177	—	21,177

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,357,508	Discounted cash flow	Discount rate
Bonds		—	—	1,716,220	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Borrowings, bonds and others	2.26~4.93%	2.21~4.38%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2022
Short-term borrowings	~~W~~	613,733	384,120	—	16,434	—	—	1,014,287
Current portion of long-term borrowings and bonds(*)		3,393,506	(832,202)	1,265,465	47,887	4,382	(88,255)	3,790,783
Long-term borrowings		7,660,591	302,855	(1,075,637)	106,845	—	—	6,994,654
Bonds		995,976	443,230	(189,828)	2,527	256	—	1,252,161
Lease liabilities		84,326	(19,132)	—	7,313	—	22,777	95,284
Dividend payable		—	—	—	—	—	232,580	232,580

	~~W~~	12,748,132	278,871	—	181,006	4,638	167,102	13,379,749

(*)	Others are ~~W~~88,255 million of gain on valuation of financial liabilities at fair value through profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2022 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	26	—	17,529	377
Paju Electric Glass Co., Ltd.		—	4,361	91,714	—	—	701
WooRee E&L Co., Ltd.		—	—	3,680	—	—	2
YAS Co., Ltd.		—	100	5,783	1,826	—	2,110

	~~W~~	—	4,461	101,203	1,826	17,529	3,190

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	59,655	—	29,584	112,710	—	27,931

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	13,472	—	—	—	—	63
LG Electronics Vietnam Haiphong Co., Ltd.		97,338	—	—	—	—	272
LG Electronics Nanjing New Technology Co., Ltd.		94,862	—	—	72	—	111

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	19,568	—	65	75	—	19
LG Electronics do Brasil Ltda.		17,640	—	—	—	—	64
LG Innotek Co., Ltd.		1,002	—	1,046	1,298	—	21,940
LG Electronics Mlawa Sp. z o.o.		264,810	—	7	23	—	198
LG Electronics Reynosa S.A. DE C.V.		294,733	—	—	—	—	164
LG Electronics Egypt S.A.E.		20,827	—	14	16	—	13
LG Electronics Japan, Inc.		—	—	—	—	—	1,762
P.T. LG Electronics Indonesia		141,916	—	—	—	—	248
LG Electronics Taiwan Taipei Co., Ltd.		3,250	—	—	—		128
Others		1	—	17	5	—	2,630

	~~W~~	969,419	—	1,149	1,489	—	27,612

	~~W~~	1,029,074	4,461	131,936	116,025	17,529	58,733

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	23	—	18,700	292
Paju Electric Glass Co., Ltd.		—	3,668	85,082	—	—	669
WooRee E&L Co., Ltd.		—	—	3,807	—	—	4
YAS Co., Ltd.		—	200	2,024	1,709	—	1,403

	~~W~~	—	4,068	90,936	1,709	18,700	2,368

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	72,589	—	3,443	123,997	—	28,537
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	17,643	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		111,155	—	—	462	—	221
LG Electronics Nanjing New Technology Co., Ltd.		116,932	—	—	—	—	511

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	30,400	—	—	—	—	269
LG Electronics do Brasil Ltda.		41,374	—	—	—	—	61
LG Innotek Co., Ltd.		682	—	6,129	—	—	21,451
LG Electronics Mexicali S.A. DE C.V.		91,053	—	—	—	—	13
LG Electronics Mlawa Sp. z o.o.		280,959	—	—	—	—	134
LG Electronics Reynosa S.A. DE C.V.		308,845	—	—	—	—	212
LG Electronics Egypt S.A.E.		18,894	—	—	—	—	63
LG Electronics Japan, Inc.		—	—	—	—	—	1,325
P.T. LG Electronics Indonesia		138,254	—	—	—	—	26
Others		1,431	—	66	—	—	2,157

	~~W~~	1,157,622	—	6,195	462	—	26,508

	~~W~~	1,230,211	4,068	100,574	126,168	18,700	57,413

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021
Associates
AVATEC Co., Ltd.	~~W~~	3	3	2,895	2,748
Paju Electric Glass Co., Ltd.		—	—	72,191	79,302
WooRee E&L Co., Ltd.		878	878	3,676	2,915
YAS Co., Ltd.		100	—	12,224	20,116
Material Science Co., Ltd.		—	—	—	99

	~~W~~	981	881	90,986	105,180

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	76,026	67,629	229,488	105,918

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	10,303	7,319	—	111
LG Electronics Vietnam Haiphong Co., Ltd.		74,688	52,327	94	252
LG Electronics Nanjing New Technology Co., Ltd.		66,238	102,691	105	155
LG Electronics RUS, LLC		10,987	13,276	77	—
LG Electronics do Brasil Ltda.		11,149	5,910	28	—
LG Innotek Co., Ltd.		101	767	34,624	40,135

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021
LG Electronics Mlawa Sp. z o.o.		138,265	218,206	24	22
LG Electronics Reynosa, S.A. DE C.V.		183,598	177,298	9	10
LG Electronics Egypt S.A.E.		10,062	19,489	7	—
LG Electronics Japan, Inc.		—	—	537	471
P.T. LG Electronics Indonesia		73,183	73,732	63	32
LG Electronics Taiwan Taipei Co., Ltd		1,955	2,046	43	53
Others		12	17,962	2,298	3,921

	~~W~~	580,541	691,023	37,909	45,162

	~~W~~	657,548	759,533	358,383	256,260

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(d)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2022 and 2021 and as of March 31, 2022 and December 31, 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2022			March 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries	~~W~~	107,459	81,093	74,136	43,034
LG Uplus Corp.		—	609	—	163
LG Chem Ltd. and its subsidiaries		76	151,086	3,225	152,123
D&O Corp. and its subsidiaries (formerly, S&I Corp.)(*)		77	215,062	—	221,673
LX Semicon Co., Ltd		—	400,719	—	157,927
LG Corp.		—	15,048	6,816	11,980
LG Management Development Institute		—	7,963	—	638
LG CNS Co., Ltd. and its subsidiaries		8	32,072	3	31,858
LG Household & Health Care and its subsidiaries		—	119	—	—
G2R Inc. and its subsidiaries		—	9,236	—	10,069
Robostar Co., Ltd.		—	376	—	671

	~~W~~	107,620	913,383	84,180	630,136

(*)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	133,585	70,394	48,955	41,355
LG Uplus Corp.		—	577	—	163
LG Chem Ltd. and its subsidiaries		24	170,367	2,974	111,761
S&I Corp. and its subsidiaries		78	70,449	5,862	171,870
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd.)(*2)		—	286,883	117	112,572
LG Corp.		—	16,001	6,754	11,193
LG Management Development Institute		—	5,241	3,480	205
LG CNS Co., Ltd. and its subsidiaries		7	30,766	100	186,784
LG Household & Health Care Ltd. and its subsidiaries		—	100	—	55
LG Holdings Japan Co., Ltd.		—	512	—	—
G2R Inc. and its subsidiaries		—	2,605	—	11,933
Robostar Co., Ltd.		—	781	—	2,006

	~~W~~	133,694	654,676	68,242	649,897

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

27.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Short-term benefits	~~W~~	586	826
Expenses related to the defined benefit plan		85	83

	~~W~~	671	909

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2022 and 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2022, the condensed separate interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2021, and the related separate statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 8, 2022, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

1

KPMG Samjong Accounting Corp.

Seoul, Korea

May 13, 2022

This report is effective as of May 13, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2022 and December 31, 2021

(In millions of won)	Note	March 31, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 24	~~W~~	455,934	950,847
Deposits in banks	4, 24		76,913	76,913
Trade accounts and notes receivable, net	5,14,24,26		4,805,197	5,051,836
Other accounts receivable, net	5, 24		74,635	79,939
Other current financial assets	6, 24		42,721	37,764
Inventories	7		2,544,090	2,130,997
Prepaid income taxes	22		57,903	57,722
Other current assets			265,717	180,638

Total current assets			8,323,110	8,566,656
Deposits in banks	4, 24		11	11
Investments	8		4,816,460	4,942,729
Other non-current accounts receivable, net	5, 24		2,226	5,122
Other non-current financial assets	6, 24		122,385	87,469
Property, plant and equipment, net	9		12,216,763	12,010,858
Intangible assets, net	10		1,449,215	1,459,812
Deferred tax assets	22		2,292,221	2,238,410
Defined benefit assets, net	12		21,845	68,276
Other non-current assets			104,590	98,779

Total non-current assets			21,025,716	20,911,466

Total assets		~~W~~	29,348,826	29,478,122

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	7,032,416	6,528,451
Current financial liabilities	11, 24, 25		3,254,232	2,557,696
Other accounts payable	24		2,524,817	2,800,823
Accrued expenses			505,329	1,012,009
Provisions	13		167,343	171,865
Advances received			33,108	30,060
Other current liabilities			272,015	48,065

Total current liabilities			13,789,260	13,148,969
Non-current financial liabilities	11, 24, 25		4,683,920	5,038,155
Non-current provisions	13		89,650	92,942
Other non-current liabilities	24		543,926	555,238

Total non-current liabilities			5,317,496	5,686,335

Total liabilities			19,106,756	18,835,304

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings			6,215,990	6,611,853
Reserves	15		(14,112)	(9,227)

Total equity			10,242,070	10,642,818

Total liabilities and equity		~~W~~	29,348,826	29,478,122

See accompanying notes to the separate interim financial statements.

3

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

(In millions of won, except earnings per share)	Note	2022		2021
Revenue	16,26	~~W~~	6,457,899	6,632,538
Cost of sales	7,17,26		(6,125,335)	(5,909,349)

Gross profit			332,564	723,189

Selling expenses	17,18		(128,907)	(128,761)
Administrative expenses	17,18		(140,792)	(136,408)
Research and development expenses	17		(318,567)	(270,944)

Operating profit (loss)			(255,702)	187,076

Finance income	21		341,079	177,421
Finance costs	21		(285,182)	(352,133)
Other non-operating income	20		254,946	338,153
Other non-operating expenses	17,20		(264,951)	(317,300)

Profit (loss) before income tax			(209,810)	33,217
Income tax benefit	22		(50,415)	(12,105)

Profit (loss) for the period			(159,395)	45,322

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(3,888)	(3,421)
Items that will be reclassified to profit or loss
Loss on valuation of derivative	24		(4,885)	—

Other comprehensive loss for the period, net of income tax			(8,773)	(3,421)

Total comprehensive income (loss) for the period		~~W~~	(168,168)	41,901

Earnings (loss) per share (in won)
Basic earnings (loss) per share	23	~~W~~	(445)	127
Diluted earnings (loss) per share	23	~~W~~	(553)	127

See accompanying notes to the separate interim financial statements.

4

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

	Share		Share	Retained	Other	Total
(In millions of won)	capital		premium	earnings	capital	equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive income (loss) for the period
Profit for the period		—	—	45,322	—	45,322

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,421)	—	(3,421)

Total comprehensive income (loss) for the period	~~W~~	—	—	41,901	—	41,901

Balances at March 31, 2021	~~W~~	1,789,079	2,251,113	6,264,944	—	10,305,136

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive income (loss) for the period
Loss for the period		—	—	(159,395)	—	(159,395)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,888)	—	(3,888)
Loss on valuation of derivative		—	—	—	(4,885)	(4,885)

Total other comprehensive income (loss)		—	—	(3,888)	(4,885)	(8,773)

Total comprehensive loss for the period	~~W~~	—	—	(163,283)	(4,885)	(168,168)

Transaction with owners, recognized directly in equity
Dividends		—	—	(232,580)	—	(232,580)

Balances at March 31, 2022	~~W~~	1,789,079	2,251,113	6,215,990	(14,112)	10,242,070

See accompanying notes to the separate interim financial statements.

5

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(159,395)	45,322

Adjustments for:
Income tax benefit	22		(50,415)	(12,105)
Depreciation and amortization	17		629,574	612,174
Gain on foreign currency translation			(91,133)	(117,968)
Loss on foreign currency translation			123,038	133,137
Expenses related to defined benefit plans	12		43,952	35,634
Gain on disposal of property, plant and equipment			(6,184)	(2,398)
Loss on disposal of property, plant and equipment			11,457	8,323
Impairment loss on disposal of property, plant and equipment			4,651	1,727
Loss on disposal of intangible assets			129	—
Impairment loss on intangible assets			2,719	7,767
Reversal of impairment loss on intangible assets			(3,933)	(1,250)
Expense on increase of provisions			59,230	45,907
Finance income			(330,050)	(158,778)
Finance costs			281,135	349,002
Other expenses			1,746	15,423

			675,916	916,595

Changes in:
Trade accounts and notes receivable			258,544	(1,044,085)
Other accounts receivable			3,713	42,410
Inventories			(413,092)	(70,378)
Other current assets			(79,417)	(47,281)
Other non-current assets			(18,912)	(34,425)
Trade accounts and notes payable			471,659	680,607
Other accounts payable			(134,353)	90,191
Accrued expenses			(499,528)	(16,151)
Provisions			(68,794)	(46,048)
Advances received			3,049	53,614
Other current liabilities			(9,893)	(9,803)
Defined benefit liabilities, net			(2,785)	1,345
Other non-current liabilities			(12,000)	(485)

			(501,809)	(400,489)
Cash generated from operating activities			14,712	561,428
Income taxes paid			(469)	(651)
Interests received			1,139	414
Interests paid			(58,073)	(72,469)

Net cash provided by (used in) operating activities		~~W~~	(42,691)	488,722

See accompanying notes to the separate financial statements.

6

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	8,611	3,668
Proceeds from acquisition of financial assets at fair value through profit or loss			(150)	—
Proceeds from acquisition of financial assets at fair value through other comprehensive income			(1,721)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			1,628	9
Acquisition of investments			(1,131)	(6,157)
Proceeds from disposal of investments			128,000	11,900
Acquisition of property, plant and equipment			(842,182)	(333,945)
Proceeds from disposal of property, plant and equipment			63,063	5,545
Acquisition of intangible assets			(171,429)	(194,813)
Proceeds from disposal of intangible assets			5,862	—
Receipt from (payment for) settlement of derivatives			10,092	(20,435)
Proceeds from collection of short-term loans			2,203	7,204
Increase in deposits			(162)	—
Decrease in deposits			3,539	130

Net cash used in investing activities			(793,777)	(526,894)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			357,240	330,460
Repayments of short-term borrowings			—	(330,460)
Proceeds from issuance of bonds			443,230	—
Proceeds from long-term borrowings			181,025	200,000
Repayments of current portion of long-term borrowings and bonds			(637,942)	(609,435)
Payment guarantee fee received			1,165	1,281
Repayments of lease liabilities			(3,163)	(3,114)

Net cash provided by (used in) financing activities			341,555	(411,268)

Net decrease in cash and cash equivalents			(494,913)	(449,440)
Cash and cash equivalents at January 1			950,847	1,220,098

Cash and cash equivalents at March 31		~~W~~	455,934	770,658

See accompanying notes to the separate interim financial statements.

7

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2022, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2022, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2022, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2022, there are 16,752,906 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2021.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

8

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2021, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

(a)	Changes in Accounting Policies

The Company early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, in the annual separate financial statements from January 1, 2021.

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

The Company applied amendments retrospectively, but only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. There is no impact on the Company’s separate financial statements as a result of the retrospective application of the amendments.

9

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	455,934	950,847
Deposits in banks
Restricted deposits (*)	~~W~~	76,913	76,913
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable

(a)	Trade accounts and notes receivable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Due from third parties	~~W~~	220,576	203,963
Due from related parties		4,584,621	4,847,873

	~~W~~	4,805,197	5,051,836

(b)	Other accounts receivable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Current assets
Non-trade receivables, net	~~W~~	71,921	77,147
Accrued income		2,714	2,792

	~~W~~	74,635	79,939

Non-current assets
Long-term non-trade receivables	~~W~~	2,226	5,122

	~~W~~	76,861	85,061

Due from related parties included in other accounts receivable as of March 31, 2022 and December 31, 2021 are ~~W~~15,920 million and ~~W~~24,618 million, respectively.

10

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,804,028	74,793	(32)	(1,407)
1-15 days past due		966	279	—	(2)
16-30 days past due		172	189	—	(1)
31-60 days past due		—	2,172	—	—
More than 60 days past due		63	901	—	(63)

	~~W~~	4,805,229	78,334	(32)	(1,473)

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	5,051,778	85,154	(11)	(1,423)
1-15 days past due		6	822	—	(6)
16-30 days past due		—	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	5,051,847	86,557	(11)	(1,496)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

(In millions of won)	March 31, 2022			December 31, 2021
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	11	1,496	27	1,503
(Reversal of) bad debt expense		21	(23)	(16)	(7)

Balance at the end of the reporting period	~~W~~	32	1,473	11	1,496

11

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

6.	Other Financial Assets

Other financial assets as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	1,573
Derivatives(*1)		19,735	12,741

	~~W~~	21,308	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	2,064	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Short-term loans	~~W~~	19,349	22,518

	~~W~~	42,721	37,764

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,381	3,096
Derivatives(*1)		93,001	52,871

	~~W~~	95,382	55,967

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	8,165	11,542
Long-term loans		18,838	19,939

	~~W~~	27,003	31,481

	~~W~~	122,385	87,469

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

12

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

7.	Inventories

Inventories as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Finished goods	~~W~~	477,221	450,520
Work-in-process		1,261,997	943,586
Raw materials		698,552	641,047
Supplies		106,320	95,844

	~~W~~	2,544,090	2,130,997

For the three-month periods ended March 31, 2022 and 2021, the amounts of inventories recognized as cost of sales and inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)
	2022		2021
Inventories recognized as cost of sales	~~W~~	6,125,335	5,909,349
Including: inventory write-downs		160,280	134,276
Including: usage of inventory write-downs		(169,870)	(178,155)

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2022 and 2021

13

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2022			December 31, 2021
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		53,260	100%		52,129
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	—		—	100%		127,400

				~~W~~	4,727,535		~~W~~	4,853,804

(*)

For the three-month period ended March 31, 2022, the Company contributed ~~W~~1,131 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

14

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

8.	Investments, Continued

(b)	Associates as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
			March 31, 2022			December 31, 2021
Associates	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		11,424	13%		11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	15%		8,000	15%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,680	10%		3,680
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	4%		10,732	4%		10,732

				~~W~~	88,925		~~W~~	88,925

Dividends income recognized from subsidiaries and associates for the three-month periods ended March 31, 2022 and 2021 amounted to ~~W~~4,461 million and ~~W~~4,068 million, respectively.

15

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2022 and 2021, the Company purchased property, plant and equipment of ~~W~~789,973 million and ~~W~~290,845 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~26,525 million and 2.85%, and ~~W~~2,784 million and 2.79%, for the three-month periods ended March 31, 2022 and 2021, respectively. Also, for the three-month periods ended March 31, 2022 and 2021, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~69,563 million and ~~W~~9,364 million, respectively, and recognized ~~W~~6,184 million and ~~W~~11,457 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2022 (gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2021: ~~W~~2,398 million and ~~W~~8,323 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2022 and December 31, 2021 are ~~W~~436,100 million and ~~W~~389,215 million, respectively. For the three-month periods ended March 31, 2022 and 2021, the Company recognized an impairment loss amounting to ~~W~~2,526 million and ~~W~~7,767 million, respectively, in connection with development projects.

16

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	363,240	—
Current portion of long-term borrowings and bonds		2,852,709	2,529,388
Current portion of payment guarantee liabilities		3,035	3,462
Derivatives(*1)		3,963	8,594
Cash flow hedging derivatives(*2)		21,177	13,400
Lease liabilities		10,108	2,852

	~~W~~	3,254,232	2,557,696

Non-current
Won denominated borrowings	~~W~~	1,492,125	2,173,500
Foreign currency denominated borrowings		1,931,226	1,861,235
Bonds		1,252,161	995,976
Payment guarantee liabilities		2,226	2,746
Derivatives(*1)		3,032	2,331
Lease liabilities		3,150	2,367

	~~W~~	4,683,920	5,038,155

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2022(%)(*)	March 31, 2022		December 31, 2021
Standard Chartered Bank Korea Limited	12ML + 1.55	~~W~~	363,240	—
Foreign currency equivalent		USD	300	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

17

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2022(%)(*)	March 31, 2022		December 31, 2021
Korea Development Bank and others	CD rate (91days) + 0.65~1.60, 1.90~3.75	~~W~~	2,763,625	2,785,000
Less current portion of long-term borrowings			(1,271,500)	(611,500)

		~~W~~	1,492,125	2,173,500

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2022(%)(*)	March 31, 2022		December 31, 2021
The Export-Import Bank of Korea and others	3ML+1.45 ~2.40, 6ML+1.35 ~1.43, 3M SOFR+1.47, 1.82~2.46	~~W~~	2,082,576		2,163,538

Foreign currency equivalent		USD	1,720	USD	1,825
Less current portion of long-term borrowings			(151,350)		(302,303)

		~~W~~	1,931,226		1,861,235

(*)	ML represents Month LIBOR(London Inter-Bank Offered Rates).

SOFR(Secured Overnight Financing Rate) is a rate being calculated by compounding average daily SOFR published by Federal Reserve Bank of New York.

18

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2022(%)	March 31, 2022		December 31, 2021
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	May 2022~ February 2027	2.29~3.66	~~W~~	1,455,000		1,320,000
Privately issued bonds	May 2022~ May 2033	3.25~4.25		160,000		160,000
Less discount on bonds				(3,941)		(2,534)
Less current portion				(479,798)		(599,825)

			~~W~~	1,131,261		877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	3ML+1.47	~~W~~	121,080		118,550
Foreign currency equivalent			USD	100	USD	100
Less discount on bonds				(180)		(215)

			~~W~~	120,900		118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	950,061		1,015,760
Foreign currency equivalent			USD	785	USD	857
Less current portion				(950,061)		(1,015,760)

			~~W~~	—		—

			~~W~~	1,252,161		995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

19

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Company and outstanding as of March 31, 2022 are as follows:

(In won, USD)
Description
Type		Unsecured foreign currency denominated convertible bonds
Issuance amount		USD 687,800,000
Annual interest rate (%)		1.50
Issuance date		August 22, 2019
Maturity date		August 22, 2024
Interest payment		Payable semi-annually in arrear until maturity date
Principal redemption		1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~	19,165 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period		From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)		On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of March 31, 2022 is as follows:

(In won and No. of shares)
	March 31, 2022
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,165
Number of common shares to be issued at conversion		42,443,343

20

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,698,220	1,678,148
Fair value of plan assets		(1,720,065)	(1,746,424)

	~~W~~	(21,845)	(68,276)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current service cost	~~W~~	44,483	37,108
Net interest cost		(531)	(1,474)

	~~W~~	43,952	35,634

(c)	Plan assets as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	1,720,065	1,746,424

As of March 31, 2022, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Remeasurements of net defined benefit liabilities	~~W~~	(5,265)	(4,594)
Tax effect		1,377	1,173

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(3,888)	(3,421)

21

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

13.	Provisions

Changes in provisions for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,750	59,230	(1,912)	59,068
Usage		—	(66,882)	—	(66,882)

Balance at March 31, 2022	~~W~~	1,750	247,908	7,335	256,993

Current	~~W~~	1,750	158,258	7,335	167,343
Non-current	~~W~~	—	89,650	—	89,650

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

22

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of March 31, 2022, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,085 million (~~W~~1,313,718 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2022, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~531,942 million in connection with its domestic and export sales transactions and, as of March 31, 2022, accounts and notes receivable sold were not outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

23

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of March 31, 2022, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of USD and won)
	Contractual amount		KRW equivalent
KEB Hana Bank		USD 450	~~W~~	544,860
Sumitomo Mitsui Banking Corporation		USD 50		60,540
Industrial Bank of Korea		USD 100		121,080
Industrial and Commercial Bank of China		USD 200		242,160
Shinhan Bank		USD 300		363,240
KB Kookmin Bank		USD 100		121,080
MUFG Bank		USD 100		121,080
The Export–Import Bank of Korea		USD 200		242,160

	USD	1,500	~~W~~	1,816,200

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 897 million (~~W~~1,086,357 million).

In addition, the Company obtained payment guarantees amounting to USD 2 million (~~W~~2,422 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of March 31, 2022, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of March 31, 2022.

24

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

15.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to March 31, 2022.

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to March 31, 2022.

(b)	Reserves

Reserves as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Loss on valuation of derivatives(*)	~~W~~	(14,112)	(9,227)

(*)	Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Sales of goods	~~W~~	6,472,888	6,609,099
Royalties		2,737	17,981
Others		4,343	5,458
Hedging loss		(22,069)	—

	~~W~~	6,457,899	6,632,538

25

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Changes in inventories	~~W~~	(413,092)	(70,378)
Purchases of raw materials, merchandise and others		2,148,836	2,227,778
Depreciation and amortization		629,574	612,174
Outsourcing		2,920,031	2,361,068
Labor		630,553	616,580
Supplies and others		204,752	175,461
Utility		189,543	168,510
Fees and commissions		123,001	102,768
Shipping		13,242	17,443
Advertising		27,711	39,922
Warranty		59,230	45,907
Travel		10,652	10,630
Taxes and dues		20,156	15,439
Others		170,526	140,580

	~~W~~	6,734,715	6,463,882

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

26

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	56,384	60,039
Expenses related to defined benefit plans		6,570	5,532
Other employee benefits		11,722	10,955
Shipping		6,419	12,292
Fees and commissions		49,073	40,252
Depreciation		30,494	32,874
Taxes and dues		1,123	770
Advertising		27,711	39,922
Warranty		59,230	45,907
Insurance		1,942	2,538
Travel		1,895	706
Training		1,857	1,748
Others		15,279	11,634

	~~W~~	269,699	265,169

19.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries and wages	~~W~~	540,011	531,494
Other employee benefits		73,095	68,624
Contributions to National Pension plan		17,996	16,542
Expenses related to defined benefit plans and defined contribution plans		44,259	35,848

	~~W~~	675,361	652,508

27

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency gain	~~W~~	243,961	331,908
Gain on disposal of property, plant and equipment		6,184	2,398
Reversal of impairment loss on intangible assets		3,933	1,250
Rental income		518	428
Others		350	2,169

	~~W~~	254,946	338,153

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency loss	~~W~~	243,837	298,880
Other bad debt expense		—	75
Loss on disposal of property, plant and equipment		11,457	8,323
Impairment loss on property, plant and equipment		4,651	1,727
Loss on disposal of intangible assets		129	—
Impairment loss on intangible assets		2,719	7,767
Donations		291	41
Others		1,867	487

	~~W~~	264,951	317,300

28

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Finance income
Interest income	~~W~~	1,158	438
Dividend income		4,461	4,068
Foreign currency gain		12,443	21,054
Gain on transaction of derivatives		10,204	—
Gain on valuation of derivatives		223,165	149,341
Gain on valuation of financial assets at fair value through profit or loss		310	1,254
Gain on valuation of financial liabilities at fair value through profit or loss		88,255	—
Others		1,083	1,266

	~~W~~	341,079	177,421

Finance costs
Interest expense	~~W~~	34,756	60,981
Foreign currency loss		76,878	139,758
Loss on sale of trade accounts and notes receivable		8	20
Loss on valuation of financial assets at fair value through profit or loss		1,175	—
Loss on valuation of financial liabilities at fair value through profit or loss		—	99,568
Loss on transaction of derivatives		112	20,435
Loss on valuation of derivatives		172,110	31,263
Others		143	108

	~~W~~	285,182	352,133

29

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current tax expense	~~W~~	287	591
Deferred tax benefit		(50,702)	(12,696)

Income tax benefit	~~W~~	(50,415)	(12,105)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2022 and December 31, 2021 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(22)	(16)	(22)	(16)
Inventories, net		31,920	34,248	—	—	31,920	34,248
Defined benefit liabilities, net		—	—	—	(26,642)	—	(26,642)
Accrued expenses		101,970	241,238	—	—	101,970	241,238
Property, plant and equipment		439,429	462,577	—	—	439,429	462,577
Intangible assets		25,093	15,886	—	—	25,093	15,886
Provisions		66,845	68,893	—	—	66,845	68,893
Other temporary differences		40,596	68,349	(2,095)	(2,095)	38,501	66,254
Tax losses carryforwards		1,077,728	886,467	—	—	1,077,728	886,467
Tax credit carryforwards		510,757	489,505	—	—	510,757	489,505

Deferred tax assets (liabilities)	~~W~~	2,294,338	2,267,163	(2,117)	(28,753)	2,292,221	2,238,410

(c)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China for three subsidiaries have been completed and two subsidiaries are ongoing to resolve the double taxation effect. The Company recognized deferred tax assets for the amount for which double taxation effect is expected to be reduced from mutual agreement procedures, however, the Company is exposed to an uncertainty which may result in double taxation.

30

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In won and No. of shares)
	2022		2021
Profit (loss) for the period	~~W~~	(159,394,785,112)	45,322,066,468
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(445)	127

For the three-month periods ended March 31, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share for the three-month period ended March 31, 2022 are as follows:

(In won and number of shares)
	2022
Loss attributable to owners of the Controlling Company	~~W~~	(159,394,785,112)
Adjustments:
Interest expenses of convertible bond, net of income tax		3,128,508,631
Gain on valuation of convertible bond, net of income tax		(65,167,221,103)
Diluted loss attributable to owners of the Controlling Company		(221,433,497,584)
Weighted-average number of common stocks outstanding, after adjustment		400,259,043

Diluted loss per share	~~W~~	(553)

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(Number of shares)
	2022
Weighted-average number of common stocks outstanding	~~W~~	357,815,700
Adjustment: Number of common stocks to be issued from conversion		42,443,343

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	400,259,043

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the three-month period ended March 31, 2021. As of March 31, 2021, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

31

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

32

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2022 and December 31, 2021 is as follows:

(In millions)	March 31, 2022
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	215	3,880	3	1	—
Trade accounts and notes receivable	3,888	2,282	—	—	—
Other accounts receivables	48	74	—	—	—
Trade accounts and notes payable	(3,970)	(8,334)	—	—	—
Other accounts payable	(1,103)	(5,255)	—	—	(2)
Financial liabilities	(2,905)	—	—	—	—

	(3,827)	(7,353)	3	1	(2)

Cross currency interest rate swap contracts(*)	1,740	—	—	—	—

Net exposure	(2,087)	(7,353)	3	1	(2)

(*)

Of cross currency interest rate swap contracts, USD 400 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,340 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(In millions)	December 31, 2021
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	800	80	4	1	—
Trade accounts and notes receivable	4,167	4,462	—	—	—
Other accounts receivables	47	70	22	—	—
Trade accounts and notes payable	(4,014)	(8,296)	—	—	—
Other accounts payable	(1,144)	(4,274)	—	—	(3)
Financial liabilities	(2,782)	—	—	—	—

	(2,926)	(7,958)	26	1	(3)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—

Net exposure	(1,381)	(7,958)	26	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

33

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

Average exchange rates applied for the three-month periods ended March 31, 2022 and 2021 and the exchange rates at March 31, 2022 and December 31, 2021 are as follows:

(In won)	Average rate			Reporting date spot rate
	2022		2021	March 31, 2022	December 31, 2021
USD	~~W~~	1,204.44	1,113.19	1,210.80	1,185.50
JPY		10.37	10.51	9.93	10.30
CNY		189.61	171.87	190.02	186.26
PLN		292.66	295.53	291.07	292.11
EUR		1,351.45	1,342.99	1,351.13	1,342.34

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of March 31, 2022 and December 31, 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2022			December 31, 2021
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(93,295)	(93,295)	(60,445)	(60,445)
JPY (5 percent weakening)		(2,695)	(2,695)	(3,027)	(3,027)
CNY (5 percent weakening)		21	21	179	179
PLN (5 percent weakening)		11	11	11	11
EUR (5 percent weakening)		(100)	(100)	(149)	(149)

A stronger won against the above currencies as of March 31, 2022 and December 31, 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of March 31, 2022, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~2,064 million and ~~W~~21,177 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,170.5~1,241.4) are recognized in accumulated other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within six months from March 31, 2022. The amount which have been reclassified from reserve to profit (revenue) for the three-month period ended March 31, 2022 is ~~W~~22,069 million as a result of realization of forecast export transactions.

34

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,340 million (~~W~~1,622,472 million) and interest rate swap contracts amounting to ~~W~~240,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2022 and December 31, 2021 is as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	532,847	1,027,808
Financial liabilities		(5,490,145)	(5,145,326)

	~~W~~	(4,957,298)	(4,117,518)

Variable rate instruments
Financial liabilities	~~W~~	(2,401,316)	(2,414,773)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2022 and December 31, 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2022
Variable rate instruments (*)	~~W~~	(3,980)	3,980	(3,980)	3,980
December 31, 2021
Variable rate instruments (*)	~~W~~	(3,928)	3,928	(3,928)	3,928

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

35

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Company does not have financial instruments affected by already discontinued LIBORs. The Company plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Company does not have plan to change to KOFR.

The Company is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Company is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Company manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Company monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of March 31, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)
	Total amount of not transitioned contracts(*)
Non-derivative financial liabilities
Borrowings	~~W~~	1,670,904
Derivative assets
Cross currency interest rate swap contracts	~~W~~	87,589
Derivative liabilities
Cross currency interest rate swap contracts	~~W~~	218

(*)	The Company completed the insertion of a fallback clause for all unreformed contracts.

36

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	March 31, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	455,934	950,847
Deposits in banks		76,924	76,924
Trade accounts and notes receivable, net		4,805,197	5,051,836
Non-trade receivables		71,921	77,147
Accrued income		2,714	2,792
Deposits		8,165	11,542
Short-term loans		19,349	22,518
Long-term loans		18,838	19,939
Long-term non-trade receivables		2,226	5,122

	~~W~~	5,461,268	6,218,667

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	1,573
Derivatives		112,736	65,612

	~~W~~	114,309	67,185

Financial assets effective for cash flow hedging
Derivatives	~~W~~	2,064	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	5,577,641	6,286,805

37

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

In addition to the financial assets above, as of March 31, 2022, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 897 million (~~W~~1,086,357 million) (see note 14).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

38

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,209,441	5,447,080	603,091	1,307,009	1,615,199	1,921,781	—
Bonds		2,682,020	2,725,292	1,102,210	261,179	235,522	1,037,809	88,572
Trade accounts and notes payable		7,032,416	7,032,416	6,212,451	819,965	—	—	—
Other accounts payable		1,756,336	1,758,206	1,527,478	230,728	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		768,481	768,481	703,296	65,185	—	—	—
Long-term other accounts payable		462,389	546,139	—	—	101,732	240,993	203,414
Payment guarantee(*2)		5,261	1,112,938	164,531	163,533	413,974	370,900	—
Security deposits received		12,530	12,530	4,160	2,730	5,640	—	—
Lease liabilities		13,258	13,541	6,450	3,925	2,210	956	—

Derivative financial liabilities
Derivatives	~~W~~	6,995	583	552	440	(537)	128	—
Derivatives for cash flow hedge		21,177	21,177	21,177	—	—	—	—

	~~W~~	17,970,304	19,438,383	10,345,396	2,854,694	2,373,740	3,572,567	291,986

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the three-month period ended March 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operating activities)	March 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(305,608)	768,481

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

39

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2022		December 31, 2021
Total liabilities	~~W~~	19,106,756	18,835,304
Total equity		10,242,070	10,642,818
Cash and deposits in banks (*1)		532,847	1,027,760
Borrowings (including bonds)		7,891,461	7,560,099
Total liabilities to equity ratio		187%	177%
Net borrowings to equity ratio (*2)		72%	61%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

40

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

41

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022				December 31, 2021
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	455,934	(	*)	950,847	(	*)
Deposits in banks		76,924	(	*)	76,924	(	*)
Trade accounts and notes receivable		4,805,197	(	*)	5,051,836	(	*)
Non-trade receivables		71,921	(	*)	77,147	(	*)
Accrued income		2,714	(	*)	2,792	(	*)
Deposits		8,165	(	*)	11,542	(	*)
Short-term loans		19,349	(	*)	22,518	(	*)
Long-term loans		18,838	(	*)	19,939	(	*)
Long-term non-trade receivables		2,226	(	*)	5,122	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,381	2,381		3,096	3,096
Convertible bonds		1,573	1,573		1,573	1,573
Derivatives		112,736	112,736		65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	2,064	2,064		905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—		48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	6,995	6,995		10,925	10,925
Convertible bonds		950,061	950,061		1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	21,177	21,177		13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,209,441	5,195,897		4,948,538	4,960,360
Bonds		1,731,959	1,716,220		1,595,801	1,596,044
Trade accounts and notes payable		7,032,416	(	*)	6,528,451	(	*)
Other accounts payable		2,524,817	(	*)	2,800,823	(	*)
Long-term other accounts payable		462,389	(	*)	460,995	(	*)
Payment guarantee liabilities		5,261	(	*)	6,208	(	*)
Security deposits received		12,530	(	*)	11,180	(	*)
Lease liabilities		13,258	(	*)	5,219	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

42

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,381	2,381
Convertible bonds		—	—	1,573	1,573
Derivatives		—	112,736	—	112,736
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	2,064	—	2,064
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	6,995	—	6,995
Convertible bonds		950,061	—	—	950,061
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	21,177	—	21,177

43

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	3,096
Convertible bonds		—	—	1,573	1,573
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	March 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,195,897	Discounted cash flow	Discount rate
Bonds		—	—	1,716,220	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	4,960,360	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Borrowings, bonds and others	2.26~4.93%	2.21%~4.38%

44

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2022 are as follows:

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2022
Short-term borrowings	~~W~~	—	357,240	—	6,000	—	—	363,240
Current portion of long-term borrowings and bonds(*)		2,529,388	(637,942)	1,020,841	24,296	4,381	(88,255)	2,852,709
Payment guarantee liabilities		6,208	1,165	—	—	—	(2,112)	5,261
Long-term borrowings		4,034,735	181,025	(831,013)	38,604	—	—	3,423,351
Bonds		995,976	443,230	(189,828)	2,527	256	—	1,252,161
Lease liabilities		5,219	(3,163)	—	—	—	11,202	13,258
Accrued Dividends		—	—	—	—	—	232,580	232,580

	~~W~~	7,571,526	341,555	—	71,427	4,637	153,415	8,142,560

(*)	Others are ~~W~~88,255 million of gain on valuation of financial liabilities at fair value through profit or loss.

45

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2022 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

46

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,991,168	—	—	—	—	9
LG Display Japan Co., Ltd.		416,018	—	—	—	—	—
LG Display Germany GmbH		516,196	—	—	—	—	10,697
LG Display Taiwan Co., Ltd.		636,722	—	—	—	—	426
LG Display Nanjing Co., Ltd.		12,894	—	702	—	441,944	4,112
LG Display Shanghai Co., Ltd.		153,626	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		1,695	—	5,529	—	702,151	3,887
LG Display Shenzhen Co., Ltd.		235,246	—	—	—	—	—
LG Display Yantai Co., Ltd.		9	—	2,884	—	124,932	1,140
LG Display (China) Co., Ltd.		147	—	417,474	—	—	332
LG Display Singapore Pte. Ltd.		720,031	—	—	—	—	94
L&T Display Technology (Fujian) Limited		79,934	—	—	—	—	232
Nanumnuri Co., Ltd.		56	—	—	—	—	9,076
LG Display Guangzhou Trading Co., Ltd.		132,736	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		4,131	—	6,143	—	636,975	3,739
Suzhou Lehui Display Co., Ltd.		120,715	—	12,334	—	—	—
LG Display High-Tech (China) Co., Ltd.		760	—	1,692	—	781,497	938

	~~W~~	6,022,084	—	446,758	—	2,687,499	34,685

47

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates	~~W~~
WooRee E&L Co., Ltd.		—	—	141	—	—	2
AVATEC Co., Ltd.		—	—	26	—	17,529	377
Paju Electric Glass Co., Ltd.		—	4,361	91,714	—	—	701
YAS Co., Ltd.		—	100	5,783	100	—	2,110

	~~W~~	—	4,461	97,664	100	17,529	3,190

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	58,122	—	1,930	65,140	—	25,579

48

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	13,472	—	—	—	—	63
LG Electronics Vietnam Haiphong Co., Ltd.		97,338	—	—	—	—	272
LG Electronics Reynosa S.A. DE C.V.		11,931	—	—	—	—	164
LG Electronics Egypt S.A.E.		20,827	—	—	—	—	13
LG Innotek Co., Ltd.		906	—	22	—	—	21,940
P.T. LG Electronics Indonesia		18,566	—	—	—	—	248
Others		10,985	—	—	—	—	3,771

	~~W~~	174,025	—	22	—	—	26,471

	~~W~~	6,254,231	4,461	546,374	65,240	2,705,028	89,925

49

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,285,883	—	—	—	—	2
LG Display Japan Co., Ltd.		488,387	—	—	—	—	—
LG Display Germany GmbH		541,731	—	—	—	—	112
LG Display Taiwan Co., Ltd.		443,986	—	—	—	—	192
LG Display Nanjing Co., Ltd.		5,606	—	1,556	—	421,907	6,686
LG Display Shanghai Co., Ltd.		168,842	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		4,246	—	2,122	—	501,236	6,372
LG Display Shenzhen Co., Ltd.		26,968	—	—	—	—	—
LG Display Yantai Co., Ltd.		148	—	2,496	—	157,993	3,798
LG Display (China) Co., Ltd.		1,013	—	526,376	—	—	990
LG Display Singapore Pte. Ltd.		396,044	—	—	—	—	116
L&T Display Technology (Fujian) Limited		87,075	—	—	—	—	71
Nanumnuri Co., Ltd.		52	—	—	—	—	5,121
LG Display Guangzhou Trading Co., Ltd.		445,562	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		3,717	—	12,706	—	559,275	3,358
Suzhou Lehui Display Co., Ltd.		81,250	—	15,201	—	—	—
LG Display High-Tech (China) Co., Ltd.		15,572	—	497	—	591,155	1,630

	~~W~~	5,996,082	—	560,954	—	2,231,566	28,448

50

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)
	2021
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	35	—	—	4
AVATEC Co., Ltd.		—	200	23	—	18,700	292
Paju Electric Glass Co., Ltd.		—	3,668	85,082	—	—	669
YAS Co., Ltd.		—	200	2,024	36	—	1,403

	~~W~~	—	4,068	87,164	36	18,700	2,368

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	70,557	—	2,236	25,263	—	28,392

51

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)
	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	17,643	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		111,155	—	—	—	—	221
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	212
LG Electronics Mexicali, S.A. DE C.V.		5,431	—	—	—	—	13
LG Electronics RUS, LLC		—	—	—	—	—	60
LG Electronics Egypt S.A.E.		18,894	—	—	—	—	63
LG Innotek Co., Ltd.		568	—	—	—	—	21,451
P.T. LG Electronics Indonesia		130,775	—	—	—	—	26
Others		7,664	—	—	—	—	2,855

	~~W~~	292,130	—	—	—	—	24,966

	~~W~~	6,358,769	4,068	650,354	25,299	2,250,266	84,174

52

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021
Subsidiaries
LG Display America, Inc.	~~W~~	1,663,519	1,851,411	13	25
LG Display Japan Co., Ltd.		333,845	462,618	—	5
LG Display Germany GmbH		606,372	586,120	9,128	23,593
LG Display Taiwan Co., Ltd.		447,111	445,830	48	151
LG Display Nanjing Co., Ltd.		759	334	632,509	613,161
LG Display Shanghai Co., Ltd.		465,461	499,770	—	5
LG Display Guangzhou Co., Ltd.		447	691	825,544	774,672
LG Display Guangzhou Trading Co., Ltd.		335,212	418,302	—	—
LG Display Shenzhen Co., Ltd.		146,448	97,129	40	15
LG Display Yantai Co., Ltd.		—	—	145,958	76,722
LG Display (China) Co., Ltd.		2,343	3,805	303,262	215,709
LG Display Singapore Pte. Ltd.		267,671	172,755	161	1
L&T Display Technology (Fujian) Limited		52,836	72,298	205,291	224,941
Nanumnuri Co., Ltd.		—	—	2,017	5,261
LG Display Vietnam Haiphong Co., Ltd.		9,778	9,088	929,904	993,392
Suzhou Lehui Display Co., Ltd.		70,503	76,396	12,355	8,863
LG Display High-Tech (China) Co., Ltd.		4,020	4,914	774,811	715,930

	~~W~~	4,406,325	4,701,461	3,841,041	3,652,446

53

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021
Associates
WooRee E&L Co., Ltd.	~~W~~	878	878	147	157
AVATEC Co., Ltd.		3	3	2,895	2,748
Paju Electric Glass Co., Ltd.		—	—	72,191	79,302
YAS Co., Ltd.		100	—	9,329	14,773
Material Science Co., Ltd.		—	—	—	99

	~~W~~	981	881	84,562	97,079

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	75,332	66,247	179,442	92,323

54

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2022		December 31, 2021	March 31, 2022	December 31, 2021
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	5	711	32,323	31,184
LG Electronics Reynosa S.A. DE C.V.		—	—	—	10
LG Electronics India Pvt. Ltd.		10,303	7,319	—	111
LG Electronics Vietnam Haiphong Co., Ltd.		74,688	52,327	94	243
LG Electronics Egypt S.A.E		10,062	19,489	7	—
P.T. LG Electronics Indonesia		10,059	15,555	63	32
Others		13,664	9,379	1,952	3,155

	~~W~~	118,781	104,780	34,439	34,735

	~~W~~	4,601,419	4,873,369	4,139,484	3,876,583

55

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(d)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month periods ended March 31, 2022 and 2021 and as of March 31, 2022 and December 31, 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2022			March 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries	~~W~~	106,442	26,492	73,855	14,287
LG Uplus Corp.		—	606	—	163
LG Chem Ltd. and its subsidiaries		75	92,016	3,171	93,363
D&O Corp. and its subsidiaries (formerly, S&I Corp.)(*)		77	186,210	—	174,235
LX Semicon Co., Ltd.		—	119,541	—	101,747
LG Corp.		—	15,048	6,816	11,980
LG Management Development Institute		—	7,963	—	638
LG CNS Co., Ltd. and its subsidiaries		—	19,392	—	22,356
G2R Inc. and its subsidiaries		—	9,236	—	10,069
Robostar Co., Ltd.		—	334	—	368

	~~W~~	106,594	476,838	83,842	429,206

(*)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

56

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	133,576	23,550	27,279	13,892
LG Uplus Corp.		—	575	—	163
LG Chem Ltd. and its subsidiaries		24	92,459	2,944	66,535
S&I Corp. and its subsidiaries		78	25,157	5,862	121,637
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		—	95,119	117	86,346
LG Corp.		—	16,001	6,754	11,193
LG Management Development Institute		—	5,241	3,480	205
LG CNS Co., Ltd. and its subsidiaries		—	19,423	98	143,367
LG Household & Health Care Ltd. and its subsidiaries		—	—	—	50
G2R Inc. and its subsidiaries		—	2,605	—	11,931
Robostar Co., Ltd.		—	31	—	1,675

	~~W~~	133,678	280,161	46,534	456,994

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

57

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(e)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Short-term benefits	~~W~~	586	826
Expenses related to the defined benefit plan		85	83

	~~W~~	671	909

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 16, 2022	By:	/s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director / Head of IR Division